2009 ANNUAL REPORT


10011992

Westfield Financial, Inc.



FUTURE LEADERS of Westfield Bank

ON THE COVER: Laurie Davison, *Agawam Branch Manager,* Bryan Cowan, *Assistant Controller,* Rebecca L. Rooke, *Operations Manager,* James C. Hagan, *President and CEO,* William A. Judd, *Assistant Vice President Credit Administration,* Meghan Hibner, *Assistant Vice President, Controller,* Frank P. DeStefano, *Business Analyst,* Carol Ostrowski, *Tower Square Branch Manager,* Liz Diaz, *Payroll Administrator*

Dear Westfield Bank Shareholders,

By most accounts, 2009 was a challenging year. Unemployment and foreclosure rates remained high in the Pioneer Valley. Toward the end of 2009, the region's average unemployment rate hovered near 10%, and approximately 1,000 homeowners in our community lost their homes to foreclosure.

Despite the backdrop of an ailing economy, Westfield Bank had a healthy year. We saw an increase in new deposit accounts with more and more people choosing community banks. Savings increased $36.6 million and checking accounts grew by $15.9 million. Our commercial lending team reported strong loan activity with local businesses, while non-performing loans represented 1.15% of our total portfolio.

We also invested in our people and infrastructure to enhance customer service and thus prepare for better times. We launched version 2.0 of www.westfieldbank.com, a safe, convenient virtual branch for our customers' personal and business banking needs. We improved our service delivery by cross-training employees and streamlining our products. In the fall we added a new branch in Feeding Hills with extended daily and weekend hours to accommodate our customers' busy lives.

All in all, we're well positioned to take advantage of opportunities that complement our responsible approach to business. Westfield Bank has one of the highest capital ratios among banks headquartered in Massachusetts. In anticipation of 2010, we've laid the groundwork for future enhancements including mobile account access and an expanded footprint.

The bank aims to continue to support the community through our Future Fund by awarding grants to local non-profit organizations. We also plan to launch our Future Fund Scholarship Program and provide seven $1,000 higher education scholarships to local graduating high school seniors.

Westfield Bank plans to continue to prosper despite 21st century challenges. We'll do so by abiding by our common sense philosophy that's served our customers so well for more than 150 years: sound business decisions made by people they know and trust.

Sincerely,



James C. Hagan
Westfield Bank President and CEO





SENIOR TEAM **STANDING:** James C. Hagan, *President & CEO*, Louis O. Gorman III, *Vice President Credit Administration*, Gerald P. Ciejka, *Vice President & General Counsel*, Rebecca S. Kozaczka, *Vice President Residential Lending*, Kevin C. O'Connor, *Vice President Retail Banking* **SEATED:** Allen J. Miles, *Executive Vice President and Senior Lender*, Deborah J. McCarthy, *Vice President Operations and Information Systems*, Leo R. Sagan, Jr., *Chief Financial Officer*, Alice M. Babcock, *Vice President Branch Administration and Marketing*



We're READY

Westfield Bank is in position to capitalize on opportunities and to face future challenges. This statement summarizes much of our work in 2009.

Last year we worked to strengthen our operations and prepare for growth. We started the year by making significant investments in our people. We developed a program to cross-train our relationship and commercial lenders to more fully bank our business customers. What's more, we were in the enviable position of adding experienced new talent to both our retail and commercial teams.

We continued to streamline products, and early in the year launched a new online presence. Despite the worst economy in 40 years, our retail and commercial business units each met or exceeded their goals. When you've got the right people in place pursuing a solid business plan, good things happen.

As a preferred SBA lender we provided much needed financing to local start-ups. We strategically expanded our business portfolio to include municipalities, substantial not-for-profits, and local colleges and universities. Our loan review practices continued to serve us well as our percentage of nonperforming loans to total loans was well below national averages.

As you review our financials you'll see Westfield Bank did more than weather the financial storms of 2009. In fact, we continued to maintain one of the highest capital ratios among all banks headquartered in Massachusetts.

Finally, we continued to play a significant role in important community initiatives. The downturn in the economy translated into greater need among many in the communities we serve. As is our tradition, we could be counted on.

Westfield Bank was and will continue to be ready.

TABLE OF CONTENTS



SEC MAIL PROCESSING
RECEIVED
APR 2 0 2010
WASH, D.C.
205
SECTION

FORWARD - LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operation and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- changes in the real estate market or local economy;
- changes in interest rates;
- changes in laws and regulations to which we are subject; and
- competition in our primary market area.

Any or all of our forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statements can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

SELECTED FINANCIAL DATA

The summary information presented below at or for each of the years presented is derived in part from our consolidated financial statements. The following information is only a summary, and you should read it in conjunction with our consolidated financial statements and notes beginning on page 21.

	At December 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Selected Financial Condition Data:					
Total assets	$1,191,410	$1,109,056	$1,039,784	$996,829	$805,095
Loans, net (1)	469,149	472,135	414,902	385,184	378,837
Securities available for sale	19,316	24,396	38,051	41,687	28,321
Securities held to maturity	69,244	79,303	104,025	77,299	73,323
Mortgage-backed securities available for sale	299,805	233,747	206,178	126,942	101,138
Mortgage-backed securities held to maturity	225,767	168,332	174,594	163,093	152,127
Deposits	647,975	588,029	602,676	627,466	623,045
Short-term borrowings	74,499	49,824	32,268	17,919	14,441
Long-term debt	213,845	173,300	105,000	55,000	45,000
Total stockholders' equity (2)	247,299	259,919	286,532	289,408	115,842
Allowance for loan losses	7,645	8,796	5,726	5,437	5,422
Nonperforming loans	5,470	8,805	1,202	1,028	1,919

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
		(In thousands, except per share data)			
Selected Operating Data:					
Interest and dividend income	$ 52,530	$ 54,056	$ 53,584	$ 42,435	$ 37,306
Interest expense	20,022	22,304	23,408	19,551	13,597
Net interest and dividend income	32,508	31,752	30,176	22,884	23,709
Provision for loan losses	3,900	3,453	400	390	465
Net interest and dividend income after provision for loan losses	28,608	28,299	29,776	22,494	23,244
Total noninterest income	3,155	3,520	4,561	3,073	3,372
Total noninterest expense	25,037	23,333	21,825	19,390	18,464
Income before income taxes	6,726	8,486	12,512	6,177	8,152
Income taxes	1,267	1,795	3,812	1,523	1,933
Net income	$ 5,459	$ 6,691	$ 8,700	$ 4,654	$ 6,219
Basic earnings per share (3)	$ 0.19	$ 0.22	$ 0.29	$ 0.15	$ 0.20
Diluted earnings per share (3)	$ 0.18	$ 0.22	$ 0.28	$ 0.15	$ 0.20
Dividends per share paid (3)	$ 0.50	$ 0.60	$ 0.40	$ 0.32	$ 0.27

(1) Loans are shown net of deferred loan costs, allowance for loan losses and unadvanced loan funds.
(2) Stockholders' equity includes $171.7 million in capital from the net proceeds raised in the stock offering. Westfield Financial completed its second step stock offering on January 3, 2007. Consequently, the proceeds were recognized by Westfield Financial and reported in its balance sheet as of December 31, 2006. Proceeds, net of stock issuance costs, received directly by Westfield Financial or held by the underwriter for the convenience of Westfield Financial were recorded by increasing cash, the capital stock, and the paid-in capital accounts.
(3) Per share amounts related to periods prior to the date of completion of the conversion (January 3, 2007) have been restated to give retroactive recognition to the exchange ratio applied in the conversion.

	At or for the Years Ended December 31,				
	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data(1)					
Performance Ratios:					
Return on average assets	0.47 %	0.63 %	0.86 %	0.56 %	0.77 %
Return on average equity (2)	2.12	2.43	3.00	3.99	5.27
Average equity to average assets (2)	22.16	25.75	28.74	14.08	14.66
Equity to total assets at end of year (2)	20.76	23.44	27.56	29.03	14.39
Average interest rate spread	2.41	2.44	2.23	2.61	2.89
Net interest margin (3)	3.04	3.23	3.25	3.05	3.24
Average interest-earning assets to average interest-earning liabilities	134.62	135.36	141.05	117.37	119.22
Total noninterest expense to average assets	2.16	2.18	2.16	2.34	2.29
Efficiency ratio (4)	68.44	65.77	63.91	73.63	68.23
Dividend payout ratio	2.63	2.73	1.38	2.13	1.35
Regulatory Capital Ratios:					
Total risk-based capital	38.07	42.56	50.29	29.07	14.48
Tier 1 risk-based capital	36.94	41.31	49.30	54.38	24.54
Tier 1 leverage capital	20.92	23.97	27.48	55.39	25.68
Asset Quality Ratios:					
Nonperforming loans to total loans	1.15	1.83	0.29	0.26	0.50
Nonperforming assets to total assets	0.60	0.79	0.12	0.10	0.24
Allowance for loan losses to total loans	1.60	1.83	1.36	1.39	1.41
Allowance for loan losses to nonperforming assets	107	100	476	529	283
Number of:					
Banking offices	11	11	11	10	10
Full-time equivalent employees	168	180	177	155	142

(1) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios.

(2) Average equity and stockholders' equity includes $171.7 million in capital from the net proceeds raised in the stock offering. We completed our second step stock offering on January 3, 2007. Consequently, the proceeds were recognized by us and reported in our balance sheet as of December 31, 2006 and therefore affected the balance of stockholders' equity for one calendar day. Proceeds, net of stock issuance costs, received directly by us or held by the underwriter for our convenience were recorded by increasing cash, the capital stock, and the paid-in capital accounts.

(3) Net interest margin represents tax-equivalent net interest and dividend income as a percentage of average interest earning assets.

(4) The efficiency ratio represents the ratio of operating expenses divided by the sum of net interest and dividend income and noninterest income less gain on sale and losses on other than temporary impairment of securities and sale of premises and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview. We strive to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals and businesses in the market areas that we have served since 1853. Historically, we have been a community-oriented provider of traditional banking products and services to business organizations and individuals, including products such as residential and commercial real estate loans, consumer loans and a variety of deposit products. We meet the needs of our local community through a community-based and service-oriented approach to banking.

We have adopted a growth-oriented strategy that has focused on increasing commercial lending. Our strategy also calls for increasing deposit relationships and broadening our product lines and services. We believe that this business strategy is best for our long term success and viability, and complements our existing commitment to high quality customer service. In connection with our overall growth strategy, we seek to:

- continue to grow our commercial and industrial and commercial real estate loan portfolio by targeting businesses in our primary market area and in northern Connecticut as a means to increase the yield on and diversify our loan portfolio and build transactional deposit account relationships;

- focus on expanding our retail banking franchise and increase the number of households served within our market area; and

- depending on market conditions, refer substantially all of the fixed-rate residential real estate loans to a third party mortgage company which underwrites, originates and services these loans in order to diversify our loan portfolio, increase fee income and reduce interest rate risk.

You should read the following financial results for the year ended December 31, 2009 in the context of this strategy.

- Net income was $5.5 million, or $0.18 per diluted share, for the year ended December 31, 2009 compared to $6.7 million, or $0.22 per diluted share for the same period in 2008. The results for the year ended December 31, 2009 showed an increase in net interest income; however this was offset by an increase in noninterest expenses and the provision for loan losses and a decrease in noninterest income.

- We provided $3.9 million for loan losses for the year ended December 31, 2009, compared to $3.5 million for the same period in 2008. This was the result of an increase in net loan charge-offs and the further weakening of the local and national economy. The allowance was $7.6 million, or 1.60% of total loans at December 31, 2009 and $8.8 million, or 1.83% of total loans at December 31, 2008.

- Net interest and dividend income increased $756,000 to $32.5 million for the year ended December 31, 2009, compared to $31.8 million for the same period in 2008. The net interest margin, on a tax-equivalent basis, was 3.04% for the year ended December 31, 2009, compared to 3.23% for the same period in 2008. The increase in net interest income was primarily due to an increase in average interest-earning assets of $89.1 million for the year ended December 31, 2009. Also contributing to the increase in net interest income was a decrease in the cost of interest-bearing liabilities. The cost of interest-bearing liabilities decreased 55 basis points to 2.47% for the year ended December 31, 2009, compared to the same period in 2008.

- The year ended December 31, 2009 also included net impairment losses of $278,000 on two collateralized mortgage obligations whose impairment was determined to be other than temporary. This compares to net impairment losses of $1.3 million for the same period in 2008. The 2008 impairment losses were primarily due to write-downs of $961,000 on preferred stock issued by Freddie Mac, which was placed into conservatorship by the United States Treasury in September 2008.

- Nonperforming loans decreased $3.3 million to $5.5 million at December 31, 2009, compared to $8.8 million at December 31, 2008. This represented 1.15% of total loans at December 31, 2009 and 1.83% of total loans at December 31, 2008. The decrease was related to a single commercial manufacturing relationship of $5.5 million. The underlying business was sold in 2009 and resulted in a charge-off of $3.1 million.

General. Our consolidated results of operations are comprised of earnings on investments and loans and the net income recorded by the Bank. Our consolidated results of operations depend primarily on net interest and dividend income. Net interest and dividend income is the difference between the interest income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Interest-earning assets consist primarily of commercial real estate loans, commercial and industrial loans, residential real estate loans, consumer loans, and securities. Interest-bearing liabilities consist primarily of certificates of deposit and money market account, NOW account and savings account deposits, borrowings from the Federal Home Loan Bank of Boston and securities sold under repurchase agreements. The consolidated results of operations also depend on provision for loan losses, noninterest income, and noninterest expense. Noninterest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses. Noninterest income includes service fees and charges, income on bank-owned life insurance, and gains (losses) on securities.

Critical Accounting Policies. Our accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. Given our current business strategy and asset/liability structure, the more critical policies are accounting for nonperforming loans, the allowance for loan losses and provision for loan losses, the classification of securities as either held to maturity or available for sale, other than temporary impairment of securities, and the valuation of deferred taxes. In addition to the informational disclosure in the Notes to the Consolidated Financial Statements, our policy on each of these accounting policies is described in detail in the applicable sections of *"Management's Discussion and Analysis of Financial Condition and Results of Operations."* Senior management has discussed the development and selection of these accounting policies and the related disclosures with the Audit Committee of our Board of Directors.

Our general policy regarding recognition of interest on loans is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more, or earlier if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of principal balance is not in question. Loans are returned to accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectability of principal and interest. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income over the estimated average lives of the related loans.

The process of evaluating the loan portfolio, classifying loans and determining the allowance and provision is described in detail in Part I under *"Business – Lending Activities - Allowance for Loan Losses."* Our methodology for assessing the allocation of the allowance consists of two key components, which are a specific allowance for impaired loans and a formula allowance for the remainder of the portfolio. Measurement of impairment can be based on present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The allocation of the allowance is also reviewed by management based upon our evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio. Although management believes it has established and maintained the allowance for loan losses at adequate levels, if management's assumptions and judgments prove to be incorrect due to continued deterioration in economic, real estate and other conditions, and the allowance for loan losses is not adequate to absorb inherent losses, our earnings and capital could be significantly and adversely affected.

Securities, including mortgage-backed securities, which management has the positive intent and ability to hold until maturity are classified as "held to maturity" and are carried at amortized cost. Securities, including mortgage-backed securities, that have been identified as assets for which there is not a positive intent to hold to maturity are classified as "available for sale" and are carried at fair value with unrealized gains and losses, net of income taxes, excluded from earnings and reported as a separate component of equity. Accordingly, a misclassification would have a direct effect on stockholders' equity. Sales or reclassification as available for sale (except for certain permitted reasons) of held to maturity securities may result in the reclassification of all such securities to available for sale. We have never sold held to maturity securities or reclassified such securities to available for sale other than in specifically permitted circumstances. We do not acquire securities or mortgage-backed securities for purposes of engaging in trading activities.

On a quarterly basis, we review securities with a decline in fair value below the amortized cost of the investment to determine whether the decline in fair value is temporary or other than temporary. Declines in the fair value of marketable equity securities below their cost that are deemed to be other than temporary based on the severity and duration of the impairment are reflected in earnings as realized losses. In estimating other than temporary impairment losses for held to maturity and available for sale debt securities, impairment is required to be recognized (1) if we intend to sell the security; (2) if it is "more likely than not" that we will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For all impaired held to maturity and available for sale securities that we intend to sell, or more likely than not will be required to sell, the full amount of the other than temporary impairment is recognized through earnings. For all other impaired held to maturity or available for sale securities, credit-related other than temporary impairment is recognized through earnings, while non-credit related other than temporary impairment is recognized in other comprehensive income, net of applicable taxes.

We must make certain estimates in determining income tax expense for financial statement purposes. These estimates occur in the calculation of the deferred tax assets and liabilities, which arise from the temporary differences between the tax basis and financial statement basis of our assets and liabilities. The carrying value of our net deferred tax asset is based on our historic taxable income for the two prior years as well as our belief that it is more likely than not that we will generate sufficient future taxable income to realize these deferred tax assets. Judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws or other factors which could result in a change in the assessment of the realization of the net deferred tax asset.

Average Balance Sheet and Analysis of Net Interest and Dividend Income

The following table sets forth information relating to our condition and net interest and dividend income for the years ended December 31, 2009, 2008 and 2007 and reflect the average yield on assets and average cost of liabilities for the years indicated. The yields and costs were derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years shown. Average balances were derived from actual daily balances over the years indicated. Interest income includes fees earned from making changes in loan rates or terms, and fees earned when commercial real estate loans were prepaid or refinanced.

The interest earned on tax-exempt assets is adjusted to a tax-equivalent basis to recognize the income tax savings which facilitates comparison between taxable and tax-exempt assets.

	For the Years Ended December 31,								
	2009			2008			2007		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)								
ASSETS:									
Interest-earning assets:									
Short-term investments(1)	$ 15,051	$ 11	0.07 %	$ 33,674	$ 594	1.76 %	$ 53,624	$ 2,800	5.22 %
Securities(5)	597,811	27,286	4.56	521,767	26,752	5.13	491,968	24,332	4.95
Loans(2)(5)	476,214	25,834	5.42	444,492	27,280	6.14	398,281	26,993	6.78
Total interest-earning assets	1,089,076	53,131	4.88	999,933	54,626	5.46	943,873	54,125	5.73
Total noninterest-earning assets	72,267			68,831			65,194		
Total assets.	$ 1,161,343			$ 1,068,764			$ 1,009,067		
LIABILITIES AND EQUITY:									
Interest-bearing liabilities:									
NOW accounts	$ 68,967	1,238	1.80	$ 85,558	1,205	1.41	$ 80,613	1,340	1.66
Savings accounts	89,185	955	1.07	60,515	748	1.24	41,266	329	0.08
Money market deposit accounts	53,100	467	0.88	67,017	763	1.14	85,045	1,301	1.53
Time certificates of deposit	337,692	10,034	2.97	330,892	12,417	3.75	369,516	16,574	4.49
Total interest-bearing deposits	548,944	12,694		543,982	15,133		576,440	19,544	
Short-term borrowings and long-term debt	260,083	7,328	2.82	194,750	7,171	3.68	92,750	3,864	4.17
Interest-bearing liabilities	809,027	20,022	2.47	738,732	22,304	3.02	669,190	23,408	3.50
Non-interest-bearing deposits	80,186			45,009			39,387		
Other noninterest-bearing liabilities	14,789			9,828			10,495		
Total noninterest-bearing liabilities	94,975			54,837			49,882		
Total liabilities	904,002			793,569			719,072		
Total equity	257,341			275,195			289,995		
Total liabilities and equity	$ 1,161,343			$ 1,068,764			$ 1,009,067		
Less: Tax-equivalent adjustment(5)		(601)			(570)			(541)	
Net interest and dividend income		$ 32,508			$ 31,752			$ 30,176	
Net interest rate spread(3)			2.41			2.44			2.23
Net interest margin(4)			3.04 %			3.23 %			3.25 %
Ratio of average interest-earning assets to average interest-bearing liabilities			134.6 X			135.4 X			141.0 X

(1) Short-term investments include federal funds sold.
(2) Loans, including non-accrual loans, are net of deferred loan origination costs, and unadvanced funds.
(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4) Net interest margin represents tax-equivalent net interest and dividend income as a percentage of average interest-earning-assets.
(5) Securities income, loan income and net interest income are presented on a tax-equivalent basis using a tax rate of 34%. The tax-equivalent adjustment is deducted from tax-equivalent net interest and dividend income to agree to the amount reported in the statements of income.

Rate/Volume Analysis. The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest and dividend income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) interest income changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008			Year Ended December 31, 2008 Compared to Year Ended December 31, 2007		
	Increase/(Decrease) Due to			Increase/(Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest-earning assets:						
Short-term investments	$ (329)	$ (254)	$ (583)	$ (1,042)	$ (1,164)	$ (2,206)
Securities (1)	3,899	(3,365)	534	1,474	946	2,420
Loans (1)	1,947	(3,393)	(1,446)	3,132	(2,845)	287
Total interest-earning assets	5,517	(7,012)	(1,495)	3,564	(3,063)	501
Interest-bearing liabilities:						
NOW accounts	(234)	267	33	82	(217)	(135)
Savings accounts	354	(147)	207	153	266	419
Money market deposit accounts	(158)	(138)	(296)	(276)	(262)	(538)
Time certificates of deposit	255	(2,638)	(2,383)	(1,732)	(2,425)	(4,157)
Short-term borrowings and long-term debt	2,406	(2,249)	157	4,249	(942)	3,307
Total interest-bearing liabilities	2,623	(4,905)	(2,282)	2,476	(3,580)	(1,104)
Change in net interest and dividend income	$ 2,894	$ (2,107)	$ 787	$ 1,088	$ 517	$ 1,605

(1) Securities and loan income and net interest income are presented on a tax-equivalent basis using a tax rate of 34%. The tax-equivalent adjustment is deducted from tax-equivalent net interest income to agree to the amount reported in the statements of income.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

Total assets increased $82.4 million to $1.2 billion at December 31, 2009 from $1.1 billion at December 31, 2008. Cash and cash equivalents decreased $27.8 million to $28.7 million at December 31, 2009 from $56.5 million at December 31, 2008, as funds were used to purchase securities. Securities increased $110.3 million to $624.5 million at December 31, 2009 from $514.2 million at December 31, 2008. Securities increased as funds from deposits, short-term borrowings and long-term debt were reinvested in securities. The securities portfolio is primarily comprised of mortgage-backed securities, which totaled $525.6 million at December 31, 2009, the majority of which were issued by government-sponsored enterprises such as the Federal National Mortgage Association. Privately issued mortgage-backed securities comprised $13.5 million, or 2.6%, of the mortgage-backed securities portfolio at December 31, 2009.

Debt securities issued by government-sponsored enterprises decreased $15.6 million to $45.6 million at December 31, 2009 from $61.2 million at December 31, 2008. Securities issued by government-sponsored enterprises consist entirely of bonds issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Home Loan Bank and the Federal Farm Credit Banks. We also invest in municipal bonds issued by cities and towns in Massachusetts that are rated as investment grade by Moody's, Standard & Poor's or Fitch, and the majority of which are also independently insured. Municipal bonds were $36.4 million at December 31, 2009 and 2008, respectively. In addition, we have investments in Federal Home Loan Bank stock and mutual funds that invest only in securities allowed by the Office of Thrift Supervision.

Net loans decreased by $3.0 million to $469.1 million at December 31, 2009 from $472.1 million at December 31, 2008. The decrease in net loans was primarily the result of a decrease in commercial and industrial loans and consumer loans, partially offset by an increase in commercial real estate loans and residential loans. Commercial and industrial loans decreased $8.9 million to $145.0 million at December 31, 2009 from $153.9 million at December 31, 2008. The decrease in commercial and industrial loans was primarily the result of customers decreasing their balances on lines of credit, charge-offs on commercial and industrial loans of $4.9 million, the majority of which was recorded in the first half of 2009, and normal loan payments and payoffs. Consumer loans decreased $942,000 to $3.3 million due to low loan demand.

Commercial real estate loans increased $5.2 million to $229.1 million at December 31, 2009 from $223.9 million at December 31, 2008. The increase in commercial real estate loans was due to new loan originations in our market area. Residential real estate loans increased $683,000 to $99.1 million at December 31, 2009 from $98.4 million at December 31, 2008. Since September 2001, we have referred substantially all of the originations of our residential real estate loans to a third party mortgage company. Residential real estate borrowers submit applications to us, but the loan is approved by and closed on the books of the mortgage company. The third party mortgage company owns the servicing rights and services the loans. We retain no residual ownership interest in these loans.

Other real estate owned totaled $1.7 million at December 31, 2009, compared to none at December 31, 2008, with $635,000 in foreclosure and $1.0 million in which the deed was acquired in lieu of foreclosure. The balance of other real estate owned consists of four properties representing two commercial and industrial loan relationships. Both commercial and industrial loan relationships were taken into other real estate owned in the fourth quarter of 2009.

Asset growth was funded primarily through a $60.0 million increase in deposits, which totaled $648.0 million at December 31, 2009, compared to $588.0 million at December 31, 2008. The increase in deposits was due to increases in regular savings accounts, checking accounts and time deposits, partially offset by a decrease in money market accounts. Regular savings accounts increased $36.6 million to $104.7 million at December 31, 2009. NOW and checking accounts increased $15.9 million to $150.5 million at December 31, 2009. In addition, time deposits increased $15.0 million to $342.6 million, while money market accounts decreased $7.5 million to $50.1 million at December 31, 2009. The increases in savings accounts, checking accounts and time deposits were concentrated in accounts that pay a higher interest rate than comparable products. Management placed less emphasis on growing money market accounts in favor of growing core deposits and locking in some low cost term funding through time deposits.

Long-term debt consists of FHLB advances, securities sold under repurchase agreements and customer repurchase agreements with an original maturity of one year or more. At December 31, 2009, we had $127.5 million in long-term debt with the FHLB, $81.3 million in securities sold under repurchase agreements and $5.0 million in customer repurchase agreements. This compares to $115.0 million in FHLB advances and $58.3 million in securities sold under repurchase agreements at December 31, 2008. There were no long-term customer repurchase agreements at December 31, 2008. Securities sold under repurchase agreements were executed with a weighted average interest rate of 2.76% and final maturities of $14.8 million in the year 2013, $28.0 million in the year 2014 and $38.5 million in the year 2018. The securities sold under repurchase agreements are callable at the issuer's option beginning in the years 2009 to 2012. Current interest rates permit us to earn a more advantageous spread by borrowing funds and reinvesting in loans and securities.

Short-term borrowings increased $24.7 million to $74.5 million at December 31, 2009 from $49.8 million at December 31, 2008. Short-term borrowings are made up of FHLB advances with an original maturity of less than one year as well as customer repurchase agreements, which have an original maturity of one day. Short-term borrowings issued by the FHLB were $58.0 million and $28.5 million at December 31, 2009 and 2008, respectively. Customer repurchase agreements decreased $4.8 million to $16.5 million at December 31, 2009 from $21.3 million at December 31, 2008. A customer repurchase agreement is an agreement by us to sell to and repurchase from the customer an interest in specific securities issued by or guaranteed by the United States government or government-sponsored enterprises. This transaction settles immediately on a same day basis in immediately available funds. Interest paid is commensurate with other products of equal interest and credit risk. At December 31, 2009, all of our customer repurchase agreements were held by commercial customers.

Stockholders' equity decreased $12.6 million to $247.3 million at December 31, 2009 from $259.9 million at December 31, 2008. This represented 20.8% of total assets as of December 31, 2009 and 23.4% of total assets as of December 31, 2008. The decrease in stockholders' equity is the result of the repurchase of 1.6 million shares of our common stock at a cost of $13.7 million, pursuant to our current stock repurchases plan, and the payment of regular and special dividends amounting to $14.6 million, or $0.50 per share. This was partially offset by an increase in other comprehensive income of $6.6 million, net income of $5.5 million for the year ended December 31, 2009 and $3.0 million related to the accrual of share-based compensation.

Comparison of Operating Results for Years Ended December 31, 2009 and 2008

General. Net income for the year ended December 31, 2009 was $5.5 million, or $0.18 per diluted share, compared to $6.7 million, or $0.22 per diluted share for the same period in 2008.

Interest and Dividend Income. Total interest and dividend income decreased $1.6 million to $52.5 million for the year ended December 31, 2009, compared to $54.1 million for the same period in 2008.

The decrease in interest income was primarily the result of a decrease in the average yield on interest-earnings assets for the year ended December 31, 2009, which was partially offset by an increase in the average balance of interest-earnings assets for the same period. The average yield on interest-earnings assets, on a tax-equivalent basis, decreased 58 basis points to 4.88% for the twelve months ended December 31, 2009 from 5.46% for the same period in 2008. While the decrease in the average yield on the balance of interest-earning assets, on a tax-equivalent basis, decreased interest income by $7.0 million, the average balance of interest-earnings assets increased $89.1 million, resulting in a partial offset of $5.5 million to the decrease in interest income for the year ended December 31, 2009.

Interest income on loans decreased $1.4 million to $25.7 million for the year ended December 31, 2009 from $27.1 million for the year ended December 31, 2008. The tax-equivalent yield on loans decreased 72 basis points from 6.14% for the year 2008 to 5.42% for the same period in 2009 due to the falling interest rate environment. The decrease in interest income resulting from the decrease in the average yield on loans was partially offset by a $31.7 million increase in the average balance of loans from $444.5 million for the year ended December 31, 2008 to $476.2 million for the year ended December 31, 2009.

The tax-equivalent yield on and average balance of short-term investments decreased for the year ended December 31, 2009. The tax-equivalent yield on short-term investments decreased 169 basis points to 0.07% for the year ended December 31, 2009 from 1.76% for the same period in 2008 due to the enduring low interest rate environment. In addition, the average balance of short-term investments decreased $18.6 million from $33.7 million for the year ended December 31, 2008 to $15.1 million for the year ended December 31, 2009. Management actively reinvested available funds during the year into securities and loans in order to earn a more favorable yield on our interest-earnings assets.

These decreases were partially offset by an increase in interest and dividends on securities of $500,000 to $26.8 million for the year ended December 31, 2009 compared to $26.3 million for the same period in 2008. The increase in interest and dividend income on securities was due to an increase in the average balance on securities, which increased $76.0 million to $597.8 million at December 31, 2009 from $521.8 million at December 31, 2008. The increase was partially offset by a decrease in the tax-equivalent yield on securities, which decreased 57 basis points to 4.56% for the year ended December 31, 2009 from 5.13% for the same period in 2008 due to the enduring low interest rate environment.

Interest Expense. Interest expense for the year ended December 31, 2009 decreased $2.3 million to $20.0 million from the comparable 2008 period. This was attributable to a decrease in the average cost of interest-bearing liabilities of 55 basis points to 2.47% for the year ended December 31, 2009 from 3.02% for the same period in 2008. The decrease in the average cost of interest-bearing liabilities was primarily due to the enduring low interest rate environment. Additionally, management utilized sources of lower-cost funding, such as long-term debt and short-term borrowings, to control overall funding costs.

Net Interest and Dividend Income. Net interest and dividend income increased $756,000 to $32.5 million for the year ended December 31, 2009 as compared to $31.8 million for same period in 2008. The net interest margin, on a tax-equivalent basis, was 3.04% and 3.23% for the years ended December 31, 2009 and 2008, respectively. The change in net interest and dividend income for the year ended December 31, 2009 was primarily the result of a decrease in interest expense of $2.3 million from the comparable 2008 period resulting from a 55 basis point decrease in the average cost of interest-bearing liabilities, partially offset by an decrease in interest and dividend income of $1.6 million resulting from a 58 basis point decrease in the average yield of interest-earning assets. The enduring low rate environment was the cause for the basis point decrease in both the average cost of interest-bearing liabilities and the average yield on interest-earning assets.

Provision for Loan Losses. The provision for loan losses is reviewed by management based upon our evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio.

The amount that we provided for the provision for loan losses during the year ended December 31, 2009 was based upon the changes that occurred in the loan portfolio during that same period as well as the continued weakening of the local and national economy. The changes in the loan portfolio, described in detail below, include an increase in net loan charge-offs, partially offset by a decrease in commercial and industrial loans and an increase in commercial real estate loans. After evaluating these factors, we provided $3.9 million for loan losses for the year ended December 31, 2009, compared to $3.5 million for the same period in 2008. The allowance was $7.6 million at December 31, 2009 and $8.8 million at December 31, 2008. The allowance for loan losses was 1.60% of total loans at December 31, 2009 and 1.83% at December 31, 2008. At December 31, 2008, the allowance for loan losses included a specific valuation allowance of $2.1 million related to a manufacturing commercial loan relationship. This amount was charged off in the first quarter of 2009 and contributed to the decrease in the allowance for loan losses and the allowance for loan losses as a percent of total loans.

For the year ended December 31, 2009, Westfield Bank recorded net charge-offs of $5.1 million compared to net charge-offs of $383,000 for the year ended December 31, 2008. The 2009 period was comprised of charge-offs of $5.1 million for the year ended December 31, 2009, partially offset by recoveries of $48,000 for the same period. The increase in charge offs for the year 2009 was primarily due to three unrelated commercial loan relationships which resulted in charge offs totaling $4.7 million, the majority of which occurred in the first half of 2009. The 2008 period was comprised of charge-offs of $449,000 for the year ended December 31, 2008, partially offset by recoveries of $66,000 for the same period.

At December 31, 2009, commercial and industrial loans decreased $8.8 million to $145.0 million compared to December 31, 2008. Westfield Bank considers these types of loans to contain more credit risk and market risk than both commercial real estate loans and conventional residential real estate mortgages. Commercial real estate loans increased by $5.2 million to $229.1 million at December 31, 2008.

Nonperforming loans decreased $3.3 million to $5.5 million at December 31, 2009 from $8.8 million at December 31, 2008. This represented 1.15 % of total loans at December 31, 2009 and 1.83% of total loans at December 31, 2008. The decrease in nonperforming loans was related to the previously mentioned single commercial manufacturing relationship of $5.5 million. The underlying business was sold in 2009 and resulted in a charge-off of $3.1 million.

Although management believes it has established and maintained the allowance for loan losses at adequate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Noninterest Income. Noninterest income decreased $365,000 to $3.2 million for the year ended December 31, 2009 compared to $3.5 million for the same period in 2008.

The years ended December 31, 2009 and 2008 included net impairment losses of $278,000 and $1.3 million, respectively, on securities that were determined to be other-than-temporarily impaired. The 2009 impairment losses were on two private-label residential mortgage-backed securities. The fair value of these securities was $4.5 million at December 31, 2009. The 2008 impairment loss was primarily due to write-downs of $961,000 on preferred stock issued by Freddie Mac, which was placed into conservatorship by the United States Treasury in September 2008. Our book value remaining on preferred stock issued by Freddie Mac was $39,000 at December 31, 2009. In addition, we recorded net losses on the sales of securities of $383,000 for the year ended December 31, 2009. For the year ended December 31, 2008, net gains on sales of securities were $1.1 million.

For the year ended December 31, 2009, income from service charges and fees increased $248,000 to $2.6 million, compared to $2.4 million for the comparable 2008 period. This increase was due to income from the third party mortgage program and bank-owned life insurance. Income from the third party mortgage program increased $473,000 to $572,000 for the year ended December 31, 2009, compared to $99,000 in the comparable 2008 period. During the year, we experienced an increase in mortgage referrals due to a decrease in interest rates. In addition, income from bank-owned life insurance increased $103,000 to $1.5 million for the year ended December 31, 2009 compared to the same period in 2008. This was primarily the result of a $2.6 million increase in the average balance of bank-owned life insurance in 2009 compared to 2008.

Noninterest Expense. Noninterest expense for the year ended December 31, 2009 was $25.0 million compared to $23.3 million for the same period in 2008. This increase was primarily due to an increase of $1.0 million in FDIC insurance expense to $1.1 million for the year ended December 31, 2009, compared to $89,000 during the same period in 2008. The increase was due to higher FDIC insurance assessments nationwide and a special assessment of $453,000 at June 30, 2009. Salaries and benefits increased $295,000 to $15.0 million for the year ended December 31, 2009, primarily the result of a $526,000 increase in costs related to the defined benefit pension plan. This was partially offset by a $207,000 decrease in salary expenses associated with employee bonuses.

Income Taxes. The provision for income taxes decreased $500,000 to $1.3 million for the year ended December 31, 2009, compared to $1.8 million for the comparable 2008 period. The effective tax rate was 18.8% for the year ended December 31, 2009 and 21.2% for the same period in 2008. The decrease in the tax provision and effective tax rate in the 2009 period is due primarily to lower pre-tax income while maintaining the same level of tax-advantaged income such as BOLI and tax-exempt municipal obligations. The 2008 period also includes the utilization of prior years' loss carry forwards against gains on the sales of securities.

Comparison of Operating Results for Years Ended December 31, 2008 and 2007

General. Net income for the year ended December 31, 2008 was $6.7 million, or $0.22 per diluted share, compared to $8.7 million, or $0.29 per diluted share for the same period in 2007.

Interest and Dividend Income. Total interest and dividend income increased $473,000 to $54.1 million for the year ended December 31, 2008, compared to $53.6 million for the same period in 2007.

The increase in interest income was primarily the result of a $56.1 million increase in average interest-earnings assets for the year ended December 31, 2008. Average interest-earning assets were $1.0 billion for the year ended December 31, 2008 compared to $943.9 million for the same period in 2007. The average yield on interest-earning assets, on a tax-equivalent basis, decreased 27 basis points to 5.46% for the year ended December 31, 2008 from 5.73% for the same period in 2007.

Interest and dividends on securities increased $2.4 million to $26.3 million for the year ended December 31, 2008 compared to $23.9 million for the same period in 2007. The average balance on securities increased $29.8 million to $521.8 million at December 31, 2008 from $492.0 million at December 31, 2007. In addition, the tax-equivalent yield on securities increased from 4.95% for the year 2007 to 5.13% for the same period in 2008. The increase in interest and dividend income on securities was partially offset by a decrease in the tax-equivalent yield on and average balance of short-term investments. The tax-equivalent yield on short-term investments decreased 346 basis points to 1.76% for the year ended December 31, 2008 from 5.22% for the same period in 2007 due to the falling interest rate environment. In addition, the average balance of short-term investments decreased $20.0 million from $53.6 million for the year ended December 31, 2007 to $33.6 million for the year ended December 31, 2008.

Interest income from loans increased $287,000 to $27.3 million for the year ended December 31, 2008 from $27.0 million for the year ended December 31, 2007. The average balance of loans increased $46.2 million to $444.5 million for the year ended December 31, 2008 from $398.3 million for the year ended December 31, 2007.

The increase in interest income resulting from the volume of average loan balances of $3.1 million was offset by a decrease in the yield on loans of $2.8 million for the year ended December 31, 2008. The falling interest rate environment in 2008 caused a decrease in the average yield on loans of 64 basis points to 6.14% for the year ended December 31, 2008 from 6.78% for the comparable 2007 period.

Interest Expense. Interest expense for the year ended December 31, 2008 decreased $1.1 million to $22.3 million from the comparable 2007 period. This was attributable to a decrease in the average cost of interest-bearing liabilities of 48 basis points to 3.02% for the year ended December 31, 2008 from 3.50% for the same period in 2007. In addition, the average balance of total interest-bearing liabilities increased $69.5 million to $738.7 million for the year ended December 31, 2008 from $669.2 million for the same period in 2007. The decrease in the average cost of interest-bearing liabilities was primarily due to the falling interest rate environment. Additionally, management placed less emphasis on gathering time deposits in order to take advantage of other sources of lower-cost funding, such as long-term debt and short-term borrowings, to control funding costs.

Net Interest and Dividend Income. Net interest and dividend income increased $1.6 million to $31.8 million for the year ended December 31, 2008 as compared to $30.2 million for same period in 2007. The net interest margin, on a tax-equivalent basis, was 3.23% and 3.25% for the years ended December 31, 2008 and 2007, respectively. The change in net interest and dividend income for the year ended December 31, 2008 was primarily the result of a decrease in interest expense of $1.1 million from the comparable 2007 period resulting from a decrease in the average cost of interest-bearing liabilities, partially offset by an increase in interest and dividend income of $473,000 resulting from an increase in the average balance of interest-earning assets of $56.1 million for the year ending December 31, 2008.

Provision for Loan Losses. The provision for loan losses is reviewed by management based upon our evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio.

The amount that the Bank provided for the provision for loan losses during the year ended December 31, 2008 was based upon the changes that occurred in the loan portfolio during that same period as well as the weakening of the national economy. The changes in the loan portfolio, described in detail below, include an increase in commercial and industrial loans and commercial real estate loans, an increase in impaired loans and nonperforming loans, and an increase in net charged-off loans. After evaluating these factors, the Bank provided $3.5 million for loan losses for the year ended December 31, 2008, compared to $400,000 for the same period in 2007. The allowance was $8.8 million at December 31, 2008 and $5.7 million at December 31, 2007. The allowance for loan losses was 1.83% of total loans at December 31, 2008 and 1.36% at December 31, 2007.

At December 31, 2008, commercial and industrial loans increased $37.4 million to $153.9 million compared to December 31, 2007. The Bank considers these types of loans to contain more credit risk and market risk than both commercial real estate loans and conventional residential real estate mortgages. Commercial real estate loans increased by $33.9 million to $223.9 million at December 31, 2008.

For the year ended December 31, 2008, the Bank recorded net charge-offs of $383,000 compared to net charge-offs of $111,000 for the year ended December 31, 2007. The 2008 period was comprised of charge-offs of $449,000 for the year ended December 31, 2008, partially offset by recoveries of $66,000 for the same period. The 2007 period was comprised of charge-offs of $317,000 for the year ended December 31, 2007, partially offset by recoveries of $206,000 for the same period.

Nonperforming loans increased $7.6 million to $8.8 million at December 31, 2008 from $1.2 million at December 31, 2007. This represented 1.83% of total loans at December 31, 2008 and 0.29% of total loans at December 31, 2007. The increase was primarily the result of a manufacturing commercial loan relationship of $5.5 million and an agricultural commercial loan relationship of $1.7 million.

The manufacturing commercial loan relationship is secured by real estate and other business assets. Additionally, all debt is cross-collateralized, defaulted, and guaranteed with the exception of the SBA guaranteed notes. During the year ended December 31, 2008, a valuation allowance of $2.1 million was allocated on the relationship of $5.5 million based on the estimated fair value of the underlying collateral.

The agricultural commercial loan relationship is primarily secured by real estate. Management does not anticipate incurring significant losses on this relationship. During the year ended December 31, 2008, a valuation allowance of $138,000 was allocated on the loan relationship of $1.7 million based on the estimated fair value of the underlying collateral.

Nonperforming residential real estate loans increased $149,000 to $1.1 million at December 31, 2008 from $995,000 at December 31, 2007. The majority of nonperforming residential real estate loans are collateralized by first liens.

Impaired loans increased $7.7 million to $7.8 million at December 31, 2008 primarily as a result of the two commercial loan relationships consisting of an agricultural commercial loan relationship of $1.7 million and a manufacturing commercial loan relationship of $5.5 million, as discussed above. During the year ended December 31, 2008, a valuation allowance of $138,000 was allocated on the loan relationship of $1.7 million and a valuation allowance of $2.1 million was allocated on the loan relationship of $5.5 million based on the estimated fair value of the underlying collateral.

Although management believes it has established and maintained the allowance for loan losses at adequate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Noninterest Income. Noninterest income decreased $1.1 million to $3.5 million for the year ended December 31, 2008 compared to $4.6 million for the same period in 2007. The 2007 results include a pre-tax gain of $546,000 on the sale of a piece of vacant land in Feeding Hills, Massachusetts. The results for the 2007 year also include a pre-tax gain of $315,000 resulting from the curtailment of a defined benefit plan, specifically pertaining to providing a life insurance benefit to employees who retire from the Bank.

The year ended December 31, 2008 included a net loss of $205,000 on the sale and write-down of securities. The Bank recorded write-downs of $1.3 million on securities deemed to be other-than-temporarily impaired. This was primarily due to write-downs on preferred stock issued by Freddie Mac of $961,000. Freddie Mac was placed into conservatorship by the United States Treasury in September 2008. The book value remaining on preferred stock issued by Freddie Mac was $39,000 at December 31, 2008. The write-downs were partially offset by net gains of $1.1 million for the year ended December 31, 2008 on the sale of other investment securities. For the year ended December 31, 2007, we reported net gains of $41,000 on sales of securities.

Income from bank-owned life insurance increased $98,000 to $1.4 million for the year ended December 31, 2008 compared to the same period in 2007. This was primarily the result of a $2.8 million increase in the average balance of bank-owned life insurance in 2008 compared to 2007.

Noninterest Expense. Noninterest expense for the year ended December 31, 2008 was $23.3 million compared to $21.8 million for the same period in 2007. This increase was primarily due to an increase of $921,000 in salaries and benefits to $14.7 million for the year ended December 31, 2008. Expenses related to share-based compensation increased $702,000 for the year ended December 31, 2008 as a result of new grants of restricted stock and stock options awarded in the third quarter of 2007. In addition, expenses related to employee health insurance increased $150,000 due to normal increases in this area.

Data processing expense increased $270,000 to $1.7 million for the year ended December 31, 2008 compared to $1.4 million for the same period in 2007. This was the result of new software licensing agreements and new technology related to branch deposit imaging.

Professional services expense increased $225,000 to $1.6 million for the year ended December 31, 2008 compared to $1.4 million for the same period in 2007. This was primarily the result of expenses related to fees paid to consultants for work performed reviewing internal Bank procedures in order to improve efficiencies.

Income Taxes. The provision for income taxes decreased $2.0 million to $1.8 million for the year ended December 31, 2008. The decrease in the provision for income tax was primarily due to lower income before taxes. The effective tax rate was 21.2% for the year ended December 31, 2008 and 30.5% for the same period in 2007.

Liquidity and Capital Resources

The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. Our primary sources of liquidity are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by our operations. We also can borrow funds from the FHLB based on eligible collateral of loans and securities. Outstanding borrowings from the FHLB were $185.5 million at December 31, 2009 and $143.5 million at December 31, 2008. At December 31, 2009, we had $83.9 million in available borrowing capacity with the FHLB. We have the ability to increase our borrowing capacity with the FHLB by pledging investment securities or loans. In addition, we may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow us to borrow money using our securities as collateral.

The Bank also has outstanding at any time, a significant number of commitments to extend credit and provide financial guarantees to third parties. These arrangements are subject to strict credit control assessments. Guarantees specify limits to our obligations. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. We are also obligated under agreements with the FHLB to repay borrowed funds and is obligated under leases for certain of our branches and equipment. A summary of lease obligations, borrowings, and credit commitments at December 31, 2009 follows:

	Within 1 Year	After 1 Year but Within 3 Years	After 3 Years but Within 5 Years	After 5 Years	Total
			(In thousands)		
Lease Obligations					
Operating lease obligations	$ 539	$ 975	$ 860	$ 10,296	$ 12,670
Borrowings and Debt					
Federal Home Loan Bank	83,000	60,800	31,650	10,000	185,450
Securities sold under agreements to repurchase	21,594	-	42,800	38,500	102,894
Total borrowings and debt	104,594	60,800	74,450	48,500	288,344
Credit Commitments					
Available lines of credit	60,295	-	-	17,878	78,173
Other loan commitments	14,364	-	-	-	14,364
Letters of credit	3,239	-	-	506	3,745
Total credit commitments	77,898	-	-	18,384	96,282
Total	$ 183,031	$ 61,775	$ 75,310	$ 77,180	$ 397,296

Maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

Our primary investing activities are the origination of commercial real estate, commercial and industrial and consumer loans, and the purchase of mortgage-backed and other investment securities. During the year ended December 31, 2009, we originated loans of $106.6 million, and during the comparable period of 2008, the Bank originated loans of $141.2 million. Under our residential real estate loan program, we refer our residential real estate borrowers to a third party mortgage company and substantially all of our residential real estate loans are underwritten, originated and serviced by a third party mortgage company. Purchases of securities totaled $398.6 million for the year ended December 31, 2009 and $223.0 million for the year ended December 31, 2008. At December 31, 2009, the Bank had loan commitments to borrowers of approximately $18.1 million, and available home equity and unadvanced lines of credit of approximately $78.2 million.

Deposit flows are affected by the level of interest rates, by the interest rates and products offered by competitors and by other factors. Total deposits increased $60.0 million during the year ended December 31, 2009 and decreased $14.7 million during the year ended December 31, 2008. Time deposit accounts scheduled to mature within one year were $242.3 million at December 31, 2009. Based on the Bank's deposit retention experience and current pricing strategy, the Bank anticipates that a significant portion of these certificates of deposit will remain on deposit. The Bank monitors its liquidity position frequently and anticipates that it will have sufficient funds to meet our current funding commitments.

At December 31, 2009, the Bank exceeded each of the applicable regulatory capital requirements. The Bank's tier 1 leverage capital was $230.1 million, or 19.56 % to adjusted total assets. Our tier 1 capital to risk weighted assets was $230.1 million or 34.28%. The Bank had total capital to risk weighted assets of $236.9 million or 35.29%.

We do not anticipate any material capital expenditures during calendar year 2010, nor do we have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than noted above, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Management of Market Risk

As a financial institution, our primary market risk is interest rate risk since substantially all transactions are denominated in U.S. dollars with no direct foreign exchange or changes in commodity price exposure. Fluctuations in interest rates will affect both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets.

The primary goal of our interest rate management strategy is to limit fluctuations in net interest income as interest rates vary up or down and control variations in the market value of assets, liabilities and net worth as interest rates vary. We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, net interest income will remain within an acceptable range.

To achieve the objectives of managing interest rate risk, the Bank's Asset and Liability Management Committee meets monthly to discuss and monitor the market interest rate environment relative to interest rates that are offered on our products. The Asset and Liability Management Committee presents periodic reports to the Boards of Directors of the Bank and Westfield Financial at their regular meetings.

The Bank's primary source of funds has been deposits, consisting primarily of time deposits, money market accounts, savings accounts, demand accounts and NOW accounts, which have shorter terms to maturity than the loan portfolio. Several strategies have been employed to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

- maintaining the diversity of the Bank's existing loan portfolio through the origination of commercial loans and commercial real estate loans which typically have variable rates and shorter terms than residential mortgages; and
- emphasizing investments with an expected average duration of five years or less.

In addition, emphasis on commercial loans has reduced the average maturity of the Bank's loan portfolio. Moreover, the actual amount of time before loans are repaid can be significantly affected by changes in market interest rates. Prepayment rates will also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic variables and the assumability of the loans. However, the major factors affecting prepayment rates are prevailing interest rates, related financing opportunities and competition. We monitor interest rate sensitivity so that we can adjust our asset and liability mix in a timely manner and minimize the negative effects of changing rates.

Each of the Bank's sources of liquidity is vulnerable to various uncertainties beyond the control of Westfield Bank. Scheduled loan and security payments are a relatively stable source of funds, while loan and security prepayments and calls, and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Asset sales are influenced by pledging activities, general market interest rates and unforeseen market conditions. Our financial condition is affected by our ability to borrow at attractive rates, retain deposits at market rates and other market conditions. Management considers the Bank's sources of liquidity to be adequate to meet expected funding needs and also to be responsive to changing interest rate markets.

Net Interest and Dividend Income Simulation. We use a simulation model to monitor interest rate risk. This model reports the net interest income at risk primarily under seven different interest rate environments. Specifically, net interest income is measured in one scenario that assumes no change in interest rates, and six scenarios where interest rates increase 100, 200, 300 and 400 and decrease 100 and 200 basis points, respectively, from current rates over the one year time period following the current consolidated financial statements.

The changes in interest income and interest expense due to changes in interest rates reflect the rate sensitivity of our interest earning assets and interest bearing liabilities. For example, in a rising interest rate environment, the interest income from an adjustable rate loan is likely to increase depending on its repricing characteristics while the interest income from a fixed rate loan would not increase until the funds were repaid and loaned out at a higher interest rate.

The tables below set forth as of December 31, 2009 the estimated changes in net interest and dividend income that would result from incremental changes in interest rates over the applicable twelve-month period.

For the Year Ending December 31, 2009		
Changes in Interest Rates (Basis Points)	**Net Interest and Dividend Income**	**% Change**
	(Dollars in thousands)	
400	36,030	9.5%
300	35,506	7.9%
200	34,677	5.3%
100	34,254	4.1%
0	32,919	0.0%
-100	30,845	-6.3%
-200	27,327	-17.0%

Market rates were assumed to increase 100, 200, 300 and 400 basis points and decrease 100 and 200 basis points, in even increments over the twelve month period. The repricing and/or new rates of assets and liabilities moved in tandem with market rates. However, in certain deposit products, the use of data from a historical analysis indicated that the rates on these products would move only a fraction of the rate change amount.

We have developed consolidated balance sheet growth projections for the twelve month period. The same product mix and growth strategy was used for all rate change simulations, except for the shift into term deposits in certain scenarios as described in the previous paragraph. Income from tax-exempt assets is calculated on a fully taxable equivalent basis.

Pertinent data from each loan account, deposit account and investment security was used to calculate future cash flows. The data included such items as maturity date, payment amount, next repricing date, repricing frequency, repricing index and spread. Prepayment speed assumptions were based upon the difference between the account rate and the current market rate.

The income simulation analysis was based upon a variety of assumptions. These assumptions include but are not limited to asset mix, prepayment speeds, the timing and level of interest rates, and the shape of the yield curve. As market conditions vary from the assumptions in the income simulation analysis, actual results will differ. As a result, the income simulation analysis does not serve as a forecast of net interest income, nor do the calculations represent any actions that management may undertake in response to changes in interest rates.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Effective on August 21, 2007, we switched the listing of our common stock from the American Stock Exchange to the NASDAQ Stock Market and retained the symbol "WFD". At December 31, 2009, there were 29,818,526 shares of common stock issued and outstanding, and there were approximately 5,049 shareholders of record.

The table below shows the high and low sales price during the periods indicated as well as dividends declared per share. The information set forth in the table below was provided by the American Stock Exchange and NASDAQ.

	Price Per Share		**Cash Dividends Declared**
For the Year Ended December 31, 2009	High	Low	
Fourth Quarter ended December 31, 2009	$ 8.50	$ 7.85	$ 0.20
Third Quarter ended September 30, 2009	9.82	8.43	0.05
Second Quarter ended June 30, 2009	9.86	8.62	0.20
First Quarter ended March 31, 2009	10.34	8.27	0.05

	Price Per Share		**Cash Dividends Declared**
For the Year Ended December 31, 2008	High	Low	
Fourth Quarter ended December 31, 2008	$ 10.36	$ 8.89	$ 0.30
Third Quarter ended September 30, 2008	11.30	8.76	0.05
Second Quarter ended June 30, 2008	9.86	9.05	0.20
First Quarter ended March 31, 2008	10.53	8.95	0.05

A quarterly cash dividend of $0.05 per share was declared on January 27, April 28, July 21, and October 27, 2009 by the Board of Directors. In addition, the Board of Directors declared special cash dividends of $0.15 per share on April 28 and October 27, 2009. The continued payment of dividends depends upon our debt and equity structure, earnings, financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. We cannot guarantee the payment of dividends or that, if paid, that dividends will not be reduced or eliminated in the future.

The only funds available for the payment of dividends on our capital stock will be cash and cash equivalents held by us, dividends paid by to us by the Bank, and borrowings. The Bank will be prohibited from paying cash dividends to us to the extent that any such payment would reduce the Bank's capital below required capital levels or would impair the liquidation account to be established for the benefit of the Bank's eligible account holders and supplemental eligible account holders at the time of the reorganization and stock offering.

There were no sales by us of unregistered securities during the year ended December 31, 2009.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Westfield Financial, Inc.

We have audited the accompanying consolidated balance sheets of Westfield Financial, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westfield Financial, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westfield Financial, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2010 expressed an unqualified opinion on the effectiveness of Westfield Financial Inc.'s internal control over financial reporting.

Wolf & Company, P.C.

Boston, Massachusetts
March 12, 2010

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

WESTFIELD FINANCIAL INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31,	
	2009	2008
ASSETS		
Cash and due from banks	$ 12,204	$ 11,525
Federal funds sold	2	42,338
Interest-bearing deposits	16,513	2,670
Cash and cash equivalents	28,719	56,533
SECURITIES :		
Available for sale - at fair value	19,316	24,396
Held to maturity - at amortized cost (fair value of $72,364 at December 31, 2009, and $82,491 at December 31, 2008)	69,244	79,303
MORTGAGE-BACKED SECURITIES:		
Available for sale - at fair value	299,805	233,747
Held to maturity - at amortized cost (fair value of $231,255 at December 31, 2009, and $168,716 at December 31, 2008)	225,767	168,332
FEDERAL HOME LOAN BANK OF BOSTON AND OTHER RESTRICTED STOCK - AT COST	10,339	8,456
LOANS - Net of allowance for loan losses of $7,645 at December 31, 2009, and $8,796 at December 31, 2008	469,149	472,135
PREMISES AND EQUIPMENT, Net	12,202	12,066
ACCRUED INTEREST RECEIVABLE	5,198	5,261
BANK-OWNED LIFE INSURANCE	37,880	36,100
DEFERRED TAX ASSET, Net	6,995	10,521
OTHER REAL ESTATE OWNED	1,662	-
OTHER ASSETS	5,134	2,206
TOTAL ASSETS	$ 1,191,410	$ 1,109,056
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS :		
Noninterest-bearing	$ 80,110	$ 50,860
Interest-bearing	567,865	537,169
Total deposits	647,975	588,029
SHORT-TERM BORROWINGS	74,499	49,824
LONG-TERM DEBT	213,845	173,300
DUE TO BROKER FOR SECURITIES PURCHASED	-	27,603
OTHER LIABILITIES	7,792	10,381
TOTAL LIABILITIES	944,111	849,137
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
STOCKHOLDERS' EQUITY:		
Preferred stock - $.01 par value, 5,000,000 shares authorized, none outstanding at December 31, 2009 and 2008	-	-
Common stock - $.01 par value, 75,000,000 shares authorized, 29,818,526 shares issued and outstanding at December 31, 2009; 31,307,881 shares issued and outstanding at December 31, 2008	298	313
Additional paid-in capital	193,609	204,866
Unearned compensation – ESOP	(10,299)	(10,913)
Unearned compensation - Equity Incentive Plan	(3,248)	(4,337)
Retained earnings	69,253	78,898
Accumulated other comprehensive loss	(2,314)	(8,908)
Total stockholders' equity	247,299	259,919
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,191,410	$ 1,109,056

See accompanying notes to consolidated financial statements.

WESTFIELD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share data)

	Years Ended December 31,		
	2009	2008	2007
INTEREST AND DIVIDEND INCOME:			
Debt securities, taxable	$ 25,090	$ 24,362	$ 21,983
Residential and commercial real estate loans	18,312	18,783	18,193
Commercial and industrial loans	7,150	8,032	8,301
Debt securities, tax-exempt	1,470	1,389	1,303
Equity securities	234	574	643
Consumer loans	263	322	361
Federal funds sold	10	591	2,700
Interest-bearing deposits	1	3	100
Total interest and dividend income	52,530	54,056	53,584
INTEREST EXPENSE:			
Deposits	12,694	15,133	19,544
Long-term debt	6,984	6,291	3,136
Short-term borrowings	344	880	728
Total interest expense	20,022	22,304	23,408
Net interest and dividend income	32,508	31,752	30,176
PROVISION FOR LOAN LOSSES	3,900	3,453	400
Net interest and dividend income after provision for loan losses	28,608	28,299	29,776
NONINTEREST INCOME (LOSS):			
Total other-than-temporary impairment losses on equity securities	-	(1,283)	-
Total other-than temporary impairment losses on debt securities	(1,754)	-	-
Portion of other-than-temporary impairment losses recognized in accumulated other comprehensive loss on debt securities	1,476	-	-
Net other-than-temporary impairment losses recognized in income	(278)	(1,283)	-
Service charges and fees	2,616	2,368	2,400
Income from bank-owned life insurance	1,460	1,357	1,259
Gain (loss) on sales of securities, net	(383)	1,078	41
(Loss) gain on sales of premises and equipment, net	(8)	-	546
Curtailment of defined benefit life insurance plan	-	-	315
Loss on prepayment of borrowings	(142)	-	-
Loss on disposal of other real estate owned	(110)	-	-
Total noninterest income	3,155	3,520	4,561
NONINTEREST EXPENSE:			
Salaries and employees benefits	14,955	14,660	13,739
Occupancy	2,583	2,448	2,368
Professional fees	1,705	1,625	1,400
Data processing	1,760	1,717	1,447
FDIC insurance assessment	1,134	89	74
Stationery, supplies and postage	419	484	498
Other	2,481	2,310	2,299
Total noninterest expense	25,037	23,333	21,825
INCOME BEFORE INCOME TAXES	6,726	8,486	12,512
INCOME TAXES	1,267	1,795	3,812
NET INCOME	$ 5,459	$ 6,691	$ 8,700
EARNINGS PER COMMON SHARE:			
Basic earnings per share	$ 0.19	$ 0.22	$ 0.29
Weighted average shares outstanding	29,308,996	29,838,347	30,187,495
Diluted earnings per share	$ 0.18	$ 0.22	$ 0.28
Weighted average diluted shares outstanding	29,577,622	30,190,532	30,637,454

See accompanying notes to consolidated financial statements.

WESTFIELD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Stock							
	Shares	Par Value	Additional Paid-in Capital	Unearned Compensation-ESOP	Unearned Compensation-Equity Incentive Plan	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2006	9,728,912	$ 274	$ 201,736	$ (4,835)	$ (405)	$ 93,364	$ (726)	$ 289,408
Comprehensive income:								
Net income	-	-	-	-	-	8,700	-	8,700
Net unrealized losses on securities available for sale arising during the period, net reclassification adjustment and tax effects	-	-	-	-	-	-	1,298	1,298
Change in pension gains or losses and transition assets, net of tax	-	-	-	-	-	-	477	477
Total comprehensive income:								10,475
Exchange of common stock pursuant to reorganization (9,728,912) shares exchanged at a 3.28138 ratio for 31,923,903 shares)	21,458,993	38	(358)	-	-	-	-	(320)
Capital contribution pursuant to dissolution of Mutual Holding Company	-	-	-	-	-	2,713	-	2,713
Common stock held by ESOP committed to be released (96,182 shares)	-	-	320	653	-	-	-	973
Share-based compensation – stock options	-	-	418	-	-	-	-	418
Share-based compensation – equity incentive plan	-	-	-	-	751	-	-	751
Establishment of equity incentive plan – restricted stock	-	-	5,839	-	(5,839)	-	-	-
Excess tax benefits in connection with equity incentive plan	-	-	222	-	-	-	-	222
Purchase of ESOP shares	736,000	7	7,353	(7,360)	-	-	-	-
Purchase of common stock in connection with equity incentive plan	-	-	(6,075)	-	-	-	-	(6,075)
Issuance of common stock in connection with stock option exercises	9,644	-	42	-	-	-	-	42
Cash dividends declared (0.$40 per share)	-	-	-	-	-	(12,075)	-	(12,075)
BALANCE AT DECEMBER 31, 2007	31,933,549	319	209,497	(11,542)	(5,493)	92,702	1,049	286,532
Comprehensive loss:								
Net income	-	-	-	-	-	6,691	-	6,691
Net unrealized losses on securities available for sale arising during the period, net reclassification adjustment and tax effects	-	-	-	-	-	-	(7,376)	(7,376)
Change in pension gains or losses and transition assets, net of tax	-	-	-	-	-	-	(2,581)	(2,581)
Total comprehensive loss								(3,266)
Common stock held by ESOP committed to be released (93,947 shares)	-	-	291	629	-	-	-	920
Share-based compensation - stock options	-	-	770	-	-	-	-	770
Share-based compensation - equity incentive plan	-	-	-	-	1,156	-	-	1,156
Excess tax shortfalls from equity incentive plan	-	-	(11)	-	-	-	-	(11)
Common stock repurchased	(1,058,778)	(10)	(10,473)	-	-	-	-	(10,483)
Issuance of common stock in connection with stock option exercises	433,110	4	4,447	-	-	(2,550)	-	1,901
Excess tax benefits in connection with stock option exercises	-	-	345	-	-	-	-	345
Cash dividends declared ($0.60 per share)	-	-	-	-	-	(17,945)	-	(17,945)
BALANCE AT DECEMBER 31, 2008	31,307,881	313	204,866	(10,913)	(4,337)	78,898	(8,908)	259,919
Comprehensive income:								
Net income	-	-	-	-	-	5,459	-	5,459
Noncredit portion of other-than-temporary impairment losses on available for sale securities net of reclassification and tax effects	-	-	-	-	-	-	(872)	(872)
Net unrealized gains on securities available for sale arising during the period, net of reclassification adjustment and tax effects	-	-	-	-	-	-	6,791	6,791
Change in pension gains or losses and transition assets, net of tax	-	-	-	-	-	-	675	675
Total comprehensive income:								12,053
Common stock held by ESOP committed to be released (91,493 shares)	-	-	210	614	-	-	-	824
Share-based compensation - stock options	-	-	899	-	-	-	-	899
Share-based compensation - equity incentive plan	-	-	-	-	1,285	-	-	1,285
Excess tax benefits from equity incentive plan	-	-	5	-	-	-	-	5
Common stock repurchased	(1,591,733)	(16)	(13,674)	-	-	-	-	(13,690)
Issuance of common stock in connection with stock option exercises	102,378	1	957	-	-	(509)	-	449
Issuance of common stock in connection with equity incentive plan	-	-	205	-	(205)	-	-	-
Forfeiture of common stock in connection with equity incentive plan	-	-	(9)	-	9	-	-	-
Excess tax benefits in connection with stock option exercises	-	-	150	-	-	-	-	150
Cash dividends declared ($0.50 per share)	-	-	-	-	-	(14,595)	-	(14,595)
BALANCE AT DECEMBER 31, 2009	29,818,526	$ 298	$ 193,609	$ (10,299)	$ (3,248)	$ 69,253	$ (2,314)	$ 247,299

See the accompanying notes to unaudited consolidated financial statements.

WESTFIELD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
OPERATING ACTIVITIES:			
Net Income	$ 5,459	$ 6,691	$ 8,700
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,900	3,453	400
Depreciation and amortization of premises and equipment	1,252	1,182	1,096
Net amortization of premiums and discounts on securities, mortgage-backed securities and mortgage loans	1,909	178	321
Share-based compensation expense	2,184	1,926	1,169
Amortization of ESOP expense	824	920	973
Excess tax (benefits) shortfalls from equity incentive plan	(5)	11	(222)
Excess tax benefits in connection with stock option exercises	(150)	(345)	-
Net losses (gains) on sales of securities	383	(1,078)	(41)
Other than temporary impairment of securities	278	1,283	-
Write-downs and loss on sale of other real estate owned	127	-	-
Loss (gain) on disposition of premises and equipment ,net	8	-	(546)
Loss on prepayment of borrowings	142	-	-
Deferred income tax benefit	(112)	(1,098)	(184)
Income from bank-owned life insurance	(1,460)	(1,357)	(1,259)
Changes in assets and liabilities:			
Accrued interest receivable	37	526	(1,259)
Other assets	(2,926)	48	376
Other liabilities	(1,411)	(1,245)	1,236
Net cash provided by operating activities	10,439	11,095	10,760
INVESTING ACTIVITIES:			
Securities held to maturity:			
Purchases	(10,111)	(2,290)	(41,738)
Proceeds from calls, maturities, and principal collections	20,090	27,010	15,000
Securities available for sale:			
Purchases	(485)	(22,346)	(26,281)
Proceeds from sales	5,105	20,304	15,147
Proceeds from calls, maturities, and principal collections	154	14,992	15,023
Mortgage-backed securities held to maturity:			
Purchases	(118,378)	(31,089)	(49,078)
Principal collections	60,125	34,917	39,560
Mortgage-backed securities available for sale:			
Purchases	(297,198)	(141,929)	(111,304)
Proceeds from sales	144,704	88,891	272
Principal collections	66,757	41,888	33,634
Purchase of residential mortgages	(16,381)	(1,648)	(1,759)
Net other decrease (increase) in loans	13,473	(59,074)	(28,388)
Purchase of Federal Home Loan Bank of Boston stock	(1,883)	(946)	(3,481)
Proceeds from redemption of Federal Home Loan Bank of Boston stock	-	-	217
Proceeds from sale of other real estate owned	148	-	-
Purchases of premises and equipment	(1,396)	(536)	(1,935)
Proceeds from sale of premises and equipment	-	-	920
Purchase of bank-owned life insurance	(320)	(2,345)	(10,520)
Net cash used in investing activities	(135,596)	(34,201)	(154,711)
FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	59,946	(14,647)	(24,790)
Net change in short-term borrowings	24,675	14,556	7,349
Repayment of long-term debt	(80,142)	(20,000)	(20,000)
Proceeds from long-term debt	120,545	88,300	80,000
Cash dividends paid	(14,595)	(17,945)	(12,075)
Exchange of common stock pursuant to the dissolution of MHC	-	-	(320)
Capital contribution pursuant to dissolution of MHC	-	-	2,713
Common stock repurchased	(13,690)	(10,483)	-
Issuance of common stock in connection with stock option exercises	449	1,901	42
Excess tax benefits (shortfalls) in connection with equity incentive plan	5	(11)	222
Excess tax benefits in connection with stock option exercises	150	345	-
Purchase of common stock in connection with equity incentive plan	-	-	(6,075)
Net cash provided by financing activities	97,343	42,016	27,066
NET CHANGE IN CASH AND CASH EQUIVALENTS:	(27,814)	18,910	(116,885)
Beginning of period	56,533	37,623	154,508
End of period	$ 28,719	$ 56,533	$ 37,623
Supplemental cash flow information:			
Transfer of loans to other real estate owned	$ 1,937	$ -	$ -
Increase (decrease) from broker	(27,603)	27,603	-

See the accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation - Westfield Financial, Inc. (the "Company" or "Westfield Financial") was organized as a Massachusetts-chartered stock holding company in November 2001 in connection with the reorganization of Westfield Mutual Holding Company, a federally-chartered mutual holding company. As part of the reorganization, Westfield Financial offered for sale 47% of its common stock. The remaining 53% of Westfield Financial's shares were issued to Westfield Mutual Holding Company. The reorganization and related stock offering were completed on December 27, 2001.

On January 3, 2007, Westfield Financial completed its stock offering in connection with the second step conversion of Westfield Mutual Holding Company. As part of the conversion, New Westfield Financial, Inc. succeeded Westfield Financial as the stock holding company of Westfield Bank, and Westfield Mutual Holding Company was dissolved. In the stock offering, a total of 18,400,000 shares representing Westfield Mutual Holding Company's ownership interest in Westfield Financial were sold by New Westfield Financial in a subscription offering, community offering and syndicated offering. In addition, each outstanding share of Westfield Financial as of January 3, 2007 was exchanged for 3.28138 new shares of New Westfield Financial common stock. New Westfield Financial, Inc. changed its name to Westfield Financial, Inc. effective January 3, 2007.

The conversion was accounted for as a reorganization in corporate form with no change in the historical basis of Westfield Financial's assets, liabilities, and equity. All references to the number of shares outstanding, including references for purposes of calculating per share amounts, are restated to give retroactive recognition to the exchange ratio applied in the conversion.

Westfield Bank is a federally-chartered stock savings bank subsidiary of Westfield Financial. Westfield Bank's deposits are insured to the limits specified by the Federal Deposit Insurance Corporation ("FDIC"). Westfield Bank operates eleven branches in Western Massachusetts. Westfield Bank's primary source of revenue is earnings on loans to small and middle-market businesses and to residential property homeowners.

Elm Street Securities Corporation and WFD Securities Corporation, Massachusetts-chartered security corporations, were formed by Westfield Financial for the primary purpose of holding qualified investment securities. In October 2009, WB Real Estate Holdings, LLC, a Massachusetts-chartered limited liability company was formed for the primary purpose of holding real property acquired as security for debts previously contracted by the bank.

Principles of Consolidation - The consolidated financial statements include the accounts of Westfield Financial, Westfield Bank, Elm Street Securities Corporation, WB Real Estate Holdings and WFD Securities Corporation. All material intercompany balances and transactions have been eliminated in consolidation.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses for each. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and other than temporary impairment of investment securities, and the valuation of deferred tax assets.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents - Westfield Financial defines cash on hand, cash due from banks, federal funds sold and interest-bearing deposits having an original maturity of 90 days or less as cash and cash equivalents. Cash and cash equivalents at December 31, 2009 and 2008 includes partially restricted cash of $2,460,000, and $2,386,000 respectively, for Federal Reserve Bank of Boston cash reserve requirements.

Securities and Mortgage-Backed Securities - Debt securities, including mortgage-backed securities, which management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at amortized cost. Securities, including mortgage-backed securities, which have been identified as assets for which there is not a positive intent to hold to maturity are classified as available for sale and are carried at fair value with unrealized gains and losses, net of income taxes, reported as a separate component of comprehensive income/loss. Westfield Financial does not acquire securities and mortgage-backed securities for purposes of engaging in trading activities.

Realized gains and losses on sales of securities and mortgage-backed securities are computed using the specific identification method and are included in noninterest income. The amortization of premiums and accretion of discounts is determined by using the level yield method to the maturity date.

Other than Temporary Impairment of Securities - On a quarterly basis, Westfield Financial reviews securities with a decline in fair value below the amortized cost of the investment to determine whether the decline in fair value is temporary or other than temporary. Declines in the fair value of marketable equity securities below their cost that are deemed to be other than temporary based on the severity and duration of the impairment are reflected in earnings as realized losses. In estimating other than temporary impairment losses for held to maturity and available for sale debt securities, impairment is required to be recognized (1) if we intend to sell the security; (2) if it is "more likely than not" that we will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For all impaired held to maturity and available for sale debt securities that we intend to sell, or more likely than not will be required to sell, the full amount of the other than temporary impairment is recognized through earnings. For all other impaired held to maturity or available for sale debt securities, credit-related other than temporary impairment is recognized through earnings, while non-credit related other than temporary impairment is recognized in other comprehensive income/loss, net of applicable taxes.

Fair Value Hierarchy - Westfield Financial groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Federal Home Loan Bank Stock - Westfield Bank, as a member of the Federal Home Loan Bank ("FHLB") system, is required to maintain an investment in capital stock of the FHLB. Based on the redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock, however, as of January 28, 2009, the FHLB suspended all payments of dividends indefinitely. Westfield Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. As of December 31, 2009, no impairment has been recognized. The recorded investment in FHLB stock is $10.1 million and $8.2 million at December 31, 2009 and 2008, respectively.

Loans - Loans are recorded at the principal amount outstanding, adjusted for charge-offs, unearned premiums and deferred loan fees and costs. Interest on loans is calculated using the effective yield method on daily balances of the principal amount outstanding and is credited to income on the accrual basis to the extent it is deemed collectible. Westfield Financial's general policy is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more based on the contractual terms of the loan, or earlier if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of the principal balance is not in question. Loans are returned to accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectability of principal and interest. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income over the estimated average lives of the related loans.

Allowance for Loan Losses - The allowance for loan losses is established through provisions for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Westfield Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio based on ongoing quarterly assessments of the estimated losses. Westfield Bank's methodology for assessing the appropriateness of the allowance consists of two key components, which are a specific allowance for impaired loans and a formula allowance for the remainder of the portfolio. The appropriateness of the formula allowance is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of Westfield Financial and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio. Although management believes it has established and maintained the allowance for loan losses at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

The specific allowance incorporates the results of measuring impaired loans. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan's contractual terms. A loan is not deemed to be impaired if there is a short delay in receipt of payment or if, during a longer period of delay, Westfield Financial expects to collect all amounts due including interest accrued at the contractual rate during the period of delay. Measurement of impairment can be based on present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. If the fair value of the impaired loan is less than the related recorded amount, a specific valuation allowance is established within the allowance for loan losses or a writedown is charged against the allowance for loan losses if the impairment is considered to be permanent.

Westfield Financial may periodically agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are initially classified as impaired.

Measurement of impairment does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment such as Westfield Financial's portfolios of consumer and residential real estate loans, unless such loans are subject to a troubled debt restructuring agreement.

Management believes that the allowance for loan losses accurately reflects estimated credit losses for specifically identified loans, as well as probable credit losses inherent in the remainder of the portfolio as of the end of the years presented.

Bank-Owned Life Insurance – Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are reflected in non-interest income on the consolidated statements of income and are not subject to income taxes.

Transfers and Servicing of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Westfield Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Westfield Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment – Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets, or the expected lease term, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. The estimated useful lives of the assets are as follows:

	Years
Buildings	39
Leasehold Improvements	5-20
Furniture and Equipment	3-7

The cost of maintenance and repairs is charged to expense when incurred. Major expenditures for betterments are capitalized and depreciated.

Other Real Estate Owned - Other real estate owned represents property acquired through foreclosure or deeded to Westfield Financial in lieu of foreclosure. Other real estate owned is initially recorded at the estimated fair value of the real estate acquired, net of estimated selling costs, establishing a new cost basis. Initial write-downs are charged to the allowance for loan losses at the time the loan is transferred to other real estate owned. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Operating costs associated with other real estate owned are expensed as incurred.

Retirement Plans and Employee Benefits - Westfield Financial provides a defined benefit pension plan for eligible employees through membership in the Savings Banks Employees Retirement Association ("SBERA"). Westfield Financial's policy is to fund pension costs as accrued. Employees are also eligible to participate in a 401(k) plan through the Principal Financial Group. Westfield Financial makes matching contributions to this plan at 50% of up to 6% of the employees' eligible compensation.

Westfield Financial currently offers postretirement life insurance benefits to retired employees. Such postretirement benefits represent a form of deferred compensation which requires that the cost and obligations of such benefits are recognized in the period in which services are rendered.

Share-Based Compensation Plans – Westfield Financial measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. Share-based compensation is recognized over the period the employee is required to provide services for the award. Reductions in compensation expense associated with forfeited options are estimated at the date of grant, and this estimated forfeiture rate is adjusted based on actual forfeiture experience. Westfield Financial uses a binomial option-pricing model to determine the fair value of the stock options granted.

Employee Stock Ownership Plan – Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the period. Westfield Financial recognizes compensation expense ratably over the year based upon its estimate of the number of shares expected to be allocated by the ESOP. Unearned compensation applicable to the ESOP is reflected as a reduction of stockholders' equity in the consolidated balance sheets. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in capital.

Income Taxes - Westfield Financial uses the asset and liability method for income tax accounting, whereby, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance related to deferred tax assets is established when, in the judgment of management, it is more likely than not that all or a portion of such deferred tax assets will not be realized based on the available evidence including historical and projected taxable income. Westfield Financial does not have any uncertain tax positions at December 31, 2009 which require accrual or disclosure.

Earnings per Share – Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. If rights to dividends or unvested awards are non-forfeitable, these unvested awards are considered outstanding in the computation of basic earnings per share. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Westfield Financial relate solely to stock options and are determined using the treasury stock method. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Earnings per common share have been computed based on the following:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Net income applicable to common stock	$ 5,459	$ 6,691	$ 8,700
Average number of common shares issued	30,873	31,509	31,927
Less: Average unallocated ESOP Shares	(1,513)	(1,606)	(1,701)
Less: Average ungranted equity incentive plan shares	(51)	(65)	(39)
Average number of common shares outstanding used to calculate basic earnings per common share(1)	29,309	29,838	30,187
Effect of dilutive stock options	269	352	450
Average number of common shares outstanding used to calculate diluted earnings per common share	29,578	30,190	30,637
Basic earnings per share	$ 0.19	$ 0.22	$ 0.29
Diluted earnings per share	$ 0.18	$ 0.22	$ 0.28

(1) Weighted-average shares outstanding for 2008 and 2007 have been adjusted retrospectively for restricted shares that were determined to be "participating" in accordance with an amendment to Financial Accounting Standards Board ASC 260, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."

Stock options that would have an anti-dilutive effect on diluted earnings per share are excluded from the calculation. For the year ended December 31, 2009, 1,543,100 shares were anti-dilutive and for the years ended December 31, 2008 and 2007, 1,501,857 shares were anti-dilutive.

Comprehensive Income/Loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income/loss.

The components of other comprehensive income (loss) and related tax effects are as follows:

	December 31,		
	2009	**2008**	**2007**
		(In thousands)	
Unrealized holding gains (losses) on available for sale securities	$ 8,548	$ (11,899)	$ 2,096
Other-than-temporary impairment losses on available-for-sale securities	1,754	1,283	-
Noncredit portion of other-than-temporary impairment losses on available for sale securities	(1,476)	-	-
Reclassification adjustment for losses (gains) realized in income	383	(1,078)	(41)
Net unrealized (losses) gains on available for sale securities	9,209	(11,694)	2,055
Tax effect	(3,290)	4,318	(757)
Net-of-tax amount	5,919	(7,376)	1,298
Gains and losses arising during the period pertaining to defined benefit plans	898	(3,852)	736
Reclassification adjustments for items reflected in earnings:			
Actuarial loss (gain)	137	(45)	(1)
Transition asset	(12)	(13)	(12)
Net adjustments pertaining to defined benefit plans	1,023	(3,910)	723
Tax effect	(348)	1,329	(246)
Net-of-tax amount	675	(2,581)	477
Net other comprehensive income (loss)	$ 6,594	$ (9,957)	$ 1,775

The components of accumulated other comprehensive loss, included in stockholders' equity are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Net unrealized loss on securities available for sale	$ (228)	$ (10,913)
Tax effect	138	4,032
Net-of-tax amount	(90)	(6,881)
Noncredit portion of other-than-temporary impairment losses on available for sale securities	(1,476)	-
Tax effect	604	-
Net-of-tax amount	(872)	-
Unrecognized transition assets pertaining to defined benefit plans	56	68
Unrecognized deferred loss pertaining to defined benefit plan	(2,103)	(3,138)
Net accumulated other comprehensive loss pertaining to defined benefit plans	(2,047)	(3,070)
Tax effect	695	1,043
Net-of-tax amount	(1,352)	(2,027)
Net accumulated other comprehensive loss	$ (2,314)	$ (8,908)

An actuarial loss of $91,000 is included in accumulated other comprehensive loss at December 31, 2009, and is expected to be recognized as a component of net periodic pension cost for the year ending December 31, 2010. A transition asset of $12,000 is included in accumulated other comprehensive loss at December 31, 2009, and is expected to be recognized as a component of net periodic pension cost for the year ending December 31, 2010.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the "FASB") approved the *FASB Accounting Standards Codification* (*Codification*) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (*U.S. GAAP*). The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification was effective for Westfield Financial during its interim period ending September 30, 2009 and it did not have an impact on its financial condition or results of operations.

In June 2008, the FASB issued guidance that clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participation securities. As a result, Westfield Financial's unvested restricted shares are deemed participating securities and included in basic earnings per share. The adoption of this guidance on January 1, 2009 did not have a significant impact on Westfield Financial's earnings per share amounts.

In December 2008, the FASB issued guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance requires disclosure of information about how investment allocation decisions are made, the fair value of each major category of plan assets and the inputs and valuation techniques used to develop fair value measurements. Also, an employer shall provide users of financial statements with an understanding of significant concentrations of risk in plan assets. In addition, it requires a nonpublic entity that sponsors one or more defined benefit pension or postretirement plans to disclose the net periodic benefit cost recognized for each annual period for which an annual statement of income is presented. The disclosures about plan assets are required for fiscal years ending after December 15, 2009. Upon initial adoption, disclosures are not required for earlier periods that are presented for comparative purposes. The requirement to disclose the net periodic benefit cost was effective as of December 31, 2008. Westfield Financial has provided these disclosures in the consolidated financial statements.

In April 2009, the FASB issued guidance on how to determine the fair value of assets and liabilities in an environment where the volume and level of activity for the asset or liability have significantly decreased and re-emphasizes that the objective of a fair value measurement remains an exit price. This guidance is effective for periods ending after June 15, 2009, with earlier adoption permitted. The adoption of this guidance on April 1, 2009 did not have any impact on Westfield Financial's consolidated financial statements.

In April 2009, the FASB issued guidance that modifies the requirements for recognizing other-than-temporary-impairment on debt securities and significantly changes the impairment model for such securities. Under this guidance, a security is considered to be other-than-temporarily impaired if the present value of cash flows expected to be collected are less than the security's amortized cost basis (the difference being defined as the credit loss) or if the fair value of the security is less than the security's amortized cost basis and the investor intends, or more-likely-than-not will be required, to sell the security before recovery of the security's amortized cost basis. If other-than-temporary impairment exists, the charge to earnings is limited to the amount of credit loss if the investor does not intend to sell the security, and it is more-likely-than-not that it will not be required to sell the security, before recovery of the security's amortized cost basis. Any remaining difference between fair value and amortized cost is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings. Upon adoption of this guidance, an entity reclassifies from retained earnings to other comprehensive income the non-credit portion of an other-than-temporary impairment loss previously recognized on a security it holds if the entity does not intend to sell the security, and it is more-likely-than-not that it will not be required to sell the security, before recovery of the security's amortized cost basis. This guidance also modifies the presentation of other-than-temporary impairment losses and increases related disclosure requirements. This guidance is effective for periods ending after June 15, 2009, with earlier adoption permitted.

2. SECURITIES

Securities are summarized as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored enterprises	$ 34,884	$ 1,776	$ -	$ 36,660
Municipal bonds	34,360	1,353	(9)	35,704
Total held to maturity	69,244	3,129	(9)	72,364
Available for sale:				
Government-sponsored enterprises	11,000	-	(302)	10,698
Municipal bonds	1,956	114	-	2,070
Mutual funds	6,561	1	(73)	6,489
Common and preferred stock	70	-	(11)	59
Total available for sale	19,587	115	(386)	19,316
Total securities	$ 88,831	$ 3,244	$ (395)	$ 91,680

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored enterprises	$ 44,906	$ 2,900	$ -	$ 47,806
Municipal bonds	34,397	467	(179)	34,685
Total held to maturity	79,303	3,367	(179)	82,491
Available for sale:				
Government-sponsored enterprises	16,018	281	-	16,299
Municipal bonds	1,957	27	(14)	1,970
Mutual funds	6,231	-	(143)	6,088
Common and preferred stock	70	-	(31)	39
Total available for sale	24,276	308	(188)	24,396
Total securities	$ 103,579	$ 3,675	$ (367)	$ 106,887

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	December 31, 2009			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Municipal bonds	$ (9)	$ 356	$ -	$ -
Total held to maturity	(9)	356	-	-
Available for sale:				
Government-sponsored enterprises	(302)	10,698	-	-
Mutual funds	(19)	2,597	(54)	1,479
Common and preferred stock	(11)	28	-	-
Total available for sale	(332)	13,323	(54)	1,479
Total	$ (341)	$ 13,679	$ (54)	$ 1,479

	December 31, 2008			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Municipal bonds	$ (155)	$ 6,677	$ (24)	$ 1,585
Total held to maturity	(155)	6,677	(24)	1,585
Available for sale:				
Municipal bonds	(14)	1,093	-	-
Mutual funds	-	-	(143)	3,834
Common and preferred stock	-	-	(31)	8
Total available for sale	(14)	1,093	(174)	3,842
Total	$ (169)	$ 7,770	$ (198)	$ 5,427

At December 31, 2009, two debt securities have gross unrealized losses with aggregate depreciation of 2.7% from Westfield Financial's amortized cost basis which have existed for less than twelve months. Because these losses relate to a highly rated municipal obligation and a security guaranteed by a government-sponsored enterprise, the declines are the result of fluctuations in interest rates and not credit quality, and it is more likely than not that therefore Westfield Financial will not be required to sell the investments before recovery of their amortized cost bases, no declines are deemed to be other-than-temporary.

At December 31, 2009, two marketable equity securities have gross unrealized losses with aggregate depreciation of 1.1% from Westfield Financial's amortized cost basis which have existed for less than twelve months. These losses relate to one mutual fund which invests primarily in government related securities and preferred stock issued by Freddie Mac. Because these losses are the result of fluctuations in interest rates, and management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary at December 31, 2009. Westfield Financial recorded write-downs of $322,000 related to mutual funds and $961,000 related to Freddie Mac preferred stock during the year ended December 31, 2008. Freddie Mac was placed into conservatorship by the United States Treasury in September 2008. Westfield Financial's book value remaining on preferred stock issued by Freddie Mac was $ 39,000 at December 31, 2009.

At December 31, 2009, one marketable equity security has gross unrealized losses with aggregate depreciation of 3.5% from Westfield Financial's cost basis which has existed for greater than twelve months and is principally related to fluctuations in interest rates. This loss relates to one mutual fund which invests primarily in government sponsored mortgage-backed securities. Because this loss is the result of fluctuations in interest rates, and management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary at December 31, 2009.

The amortized cost and fair value of debt securities at December 31, 2009, by maturity, are shown below. Actual maturities may differ from contractual maturities because certain issues have the right to call or repay obligations.

	December 31, 2009	
	Amortized Cost	Fair Value
	(In thousands)	
Held to maturity:		
Due in one year or less	$ 6,234	$ 6,270
Due after one year through five years	21,658	23,024
Due after five years through ten years	30,378	31,832
Due after ten years	10,974	11,238
Total held to maturity	$ 69,244	$ 72,364
Available for sale:		
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	1,391	1,479
Due after ten years	11,565	11,289
Total available for sale	$ 12,956	$ 12,768

Proceeds from the sale of securities available for sale amounted to $5.1 million, $20.3 million and $15.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Gross realized gains of $89,000, $293,000 and $51,000, and gross realized losses of $2,000, $11,000, and $13,000 were recorded on securities during the years ended December 31, 2009, 2008, and 2007, respectively. Westfield Financial recorded gross losses of $278,000 and $1.3 million due to other than temporary impairment in value of securities during the years ended December 31, 2009 and 2008, respectively. No impairment losses were recognized during the year ended December 31, 2007. The tax provision applicable to these net realized gains and losses amounted to $35,000, $111,000 and, $14,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009 and 2008, one security with a carrying value of $5.0 million was pledged as collateral to the Federal Reserve Bank of Boston to secure public deposits.

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities are summarized as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored residential	$ 204,484	$ 6,111	$ (184)	$ 210,411
U.S. Government guaranteed residential	16,334	95	(143)	16,286
Private-label residential	4,949	44	(435)	4,558
Total held to maturity	225,767	6,250	(762)	231,255
Available for sale:				
Government-sponsored residential	289,840	2,696	(2,288)	290,248
U.S. Government guaranteed residential	1,030	17	-	1,047
Private-label residential	10,368	-	(1,858)	8,510
Total available for sale	301,238	2,713	(4,146)	299,805
Total mortgage-backed securities	$ 527,005	$ 8,963	$ (4,908)	$ 531,060

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored residential	$ 153,977	$ 2,471	$ (566)	$ 155,882
U.S. Government guaranteed residential	7,892	1	(340)	7,553
Private-label residential	6,463	-	(1,182)	5,281
Total held to maturity	168,332	2,472	(2,088)	168,716
Available for sale:				
Government-sponsored residential	161,926	1,118	(768)	162,276
U.S. Government guaranteed residential	40,401	181	(158)	40,424
Private-label residential	42,453	-	(11,406)	31,047
Total available for sale	244,780	1,299	(12,332)	233,747
Total mortgage-backed securities	$ 413,112	$ 3,771	$ (14,420)	$ 402,463

The private-label residential mortgage-backed securities included above are structured collateralized mortgage obligations.

Proceeds from the sale of mortgage-backed securities available for sale amounted to $144.7 million, $88.9 million and $272,000 at December 31, 2009, 2008 and 2007, respectively.

Gross realized gains of $1.9 million, $953,000 and $3,000 and gross realized losses of $2.4 million, $157,000, and $0 were recorded on sales of mortgage-backed securities during the years ended December 31, 2009, 2008, and 2007, respectively. The tax (benefit) provision applicable to these net realized gains and losses amounted to $(232,000), $296,000 and $1,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	December 31, 2009			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored residential	$ (159)	$ 21,227	$ (25)	$ 1,677
U.S. Government guaranteed residential	(143)	9,760	-	-
Private-label residential	-	-	(435)	3,123
Total held to maturity	(302)	30,987	(460)	4,800
Available for sale:				
Government-sponsored residential	(2,287)	170,741	(1)	128
Private-label residential	-	-	(1,858)	8,510
Total available for sale	(2,287)	170,741	(1,859)	8,638
Total	$ (2,589)	$ 201,728	$ (2,319)	$ 13,438

	December 31, 2008			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored residential	$ (357)	$ 28,144	$ (209)	$ 11,329
U.S. Government guaranteed residential	(266)	5,482	(74)	1,867
Private-label residential	(1,182)	5,282	-	-
Total held to maturity	(1,805)	38,908	(283)	13,196
Available for sale:				
Government-sponsored residential	(626)	52,548	(142)	22,210
U.S. Government guaranteed	(147)	3,842	(11)	251
Private-label residential	(6,953)	28,423	(4,453)	2,624
Total available for sale	(7,726)	84,813	(4,606)	25,085
Total	$ (9,531)	$ 123,721	$ (4,889)	$ 38,281

At December 31, 2009, forty government-sponsored and U.S. government guaranteed mortgage-backed securities have gross unrealized losses with aggregate depreciation of 1.3% from Westfield Financial's amortized cost basis which have existed for less than twelve months. At December 31, 2009, eleven government-sponsored and U.S. government guaranteed mortgage-backed securities have gross unrealized losses of 1.4% from Westfield Financial's amortized cost basis which existed for greater than twelve months. Because these losses relate to securities guaranteed by the U.S. government or an agency thereof, the declines are the result of fluctuations in interest rates and not credit quality, and it is more likely than not that the Westfield Financial will not be required to sell the investments before recovery of their amortized cost bases, no declines are deemed to be other than temporary.

At December 31, 2009, five private label mortgage-backed securities have gross unrealized losses of 16.5% from Westfield Financial's amortized cost basis which existed for greater than twelve months. Management used a third party experienced in analyzing private-label mortgage-backed securities to determine if credit losses existed for these securities. The third party incorporated a number of factors to estimate the performance and possible credit loss of the underlying assets. These factors include but are not limited to: loans in various stages of delinquency i.e. 30, 60, 90 days delinquent, loans in foreclosure, projected prepayment rates (10-12 constant prepayment rate), projected default rates (weighted average of 0.60% - 26.8%), severity of loss on defaulted loans (50% - 55%), current levels of subordination, current credit enhancement (5.19% - 9.14%), vintage (2006), and geographic location. As a result of this analysis, two private label mortgage-backed securities were deemed to have other than temporary impairment loss. Westfield Financial recorded a write-down of $1.8 million due to other-than-temporary impairment on mortgage-backed securities during the year ended December 31, 2009 related to private label mortgage-backed securities. Other-than-temporary impairment loss recognized in accumulated other comprehensive loss was $1.5 million, and a net impairment loss of $278,000 due to credit losses was recognized in income for the year ended December 31, 2009. No other-than-temporary impairment losses were recorded on mortgage-backed securities during the year ended December 31, 2008 or 2007.

The following table presents a roll-forward of the amount of credit losses on mortgage-backed securities for which a portion of other-than-temporary impairment was recognized in other comprehensive income:

	Year Ended December 31, 2009
	(In thousands)
Balance as of December 31, 2008	$ -
Credit losses for which other-than-temporary impairment was not previously recorded	278
Balance as of December 31, 2009	$ 278

4. LOANS

Loans consisted of the following amounts:

	December 31,	
	2009	2008
	(In thousands)	
Commercial real estate	$ 229,061	$ 223,857
Residential real estate:		
Owner-occupied one-to-four family loans	58,252	54,875
Other residential real estate loans	40,802	43,497
Commercial and industrial	145,012	153,861
Consumer	3,307	4,248
Total loans	476,434	480,338
Unearned premiums and deferred loan fees and costs, net	360	593
Allowance for loan losses	(7,645)	(8,796)
	$ 469,149	$ 472,135

The following tables summarize information regarding impaired loans:

	December 31,	
	2009	2008
	(In thousands)	
Impaired loans without a valuation allowance	$ 192	$ 753
Impaired loans with a valuation allowance	4,450	7,095
Total impaired loans	$ 4,642	$ 7,848
Valuation allowance related to impaired loans	$ 875	$ 2,286
Impaired loans in nonaccrual status	$ 4,642	$ 7,848

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Average recorded investment in impaired loans	$ 4,875	$ 2,134	$ 119
Income recorded on cash basis during the period for impaired loans	-	-	28

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans at December 31, 2009, 2008, and 2007 and related interest income are summarized as follows:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Nonaccrual loans at year end	$ 5,470	$ 8,805	$ 1,202
Interest income that would have been recorded under the original contract terms	94	200	65

At December 31, 2009, 2008 and 2007, no loans were delinquent for ninety days or more and still accruing.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid balances of these loans totaled $5.7 million and $8.4 million at December 31, 2009 and 2008, respectively. Net service fee income of $15,000, $15,000, and $17,000 was recorded for the years ended December 31, 2009, 2008, and 2007, respectively, and is included in service charges and fees on the consolidated statements of income.

An analysis of changes in the allowance for loan losses is as follows:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Balance, beginning of year	$ 8,796	$ 5,726	$ 5,437
Provision	3,900	3,453	400
Charge-offs	(5,099)	(449)	(317)
Recoveries	48	66	206
Balance, end of year	$ 7,645	$ 8,796	$ 5,726

5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2009	2008
	(In thousands)	
Land	$ 1,826	$ 1,826
Buildings	12,393	11,769
Leasehold improvements	1,435	1,435
Furniture and equipment	8,462	7,629
Construction in process	2	90
Total	24,118	22,749
Accumulated depreciation and amortization	(11,916)	(10,683)
Premises and equipment, net	$ 12,202	$ 12,066

Depreciation and amortization expense for the years ended December 31, 2009, 2008, and 2007 amounted to $1.3 million, $1.2 million, and $1.1 million, respectively.

6. DEPOSITS

Deposit accounts by type and weighted average rates are summarized as follows:

	At December 31,			
	2009		2008	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Demand and NOW:				
NOW accounts	$ 70,462	1.42 %	$ 83,788	1.17 %
Demand deposits	80,110	-	50,860	-
Savings:				
Regular accounts	104,650	0.88	68,085	1.05
Money market accounts	50,120	0.74	57,655	0.94
Time certificates of deposit	342,633	2.49	327,641	3.43
Total deposits	$ 647,975	1.65 %	$ 588,029	2.29 %

Time deposits of $100,000 or more totaled $97.8 million and $86.7 million at December 31, 2009 and 2008, respectively. Interest expense on such deposits totaled $2.8 million, $3.3 million and $4.4 million for the years ended December 31, 2009, 2008, and 2007 respectively.

Cash paid for interest on deposits and borrowings was:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Deposits	$ 12,725	$ 15,141	$ 19,429
Short-term borrowings	341	928	720
Long-term debt	6,989	6,075	2,892
	$ 20,055	$ 22,144	$ 23,041

At December 31, 2009, the scheduled maturities of time certificates of deposit are as follows:

Year Ending December 31,	Amount
	(In thousands)
2010	$ 242,318
2011	72,296
2012	13,571
2013	14,221
2014	227
	$ 342,633

Interest expense on deposits for the years ended December 31, 2009, 2008, and 2007 is summarized as follows:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Savings	$ 955	$ 748	$ 329
Money market	467	763	1,301
Time	10,034	12,417	16,574
Other interest-bearing	1,238	1,205	1,340
	$ 12,694	$ 15,133	$ 19,544

7. SHORT-TERM BORROWINGS

Federal Home Loan Bank Advances – Federal Home Loan Bank advances with an original maturity of less than one year, amounted to $58.0 million and $25.0 million at December 31, 2009 and 2008, respectively, at a weighted average rate of 0.23% and 0.53%, respectively.

Westfield Financial has an "Ideal Way" line of credit with the Federal Home Loan Bank of Boston for $9,541,000 for the years ended December 31, 2009 and 2008. Interest on this line of credit is payable at a rate determined and reset by the Federal Home Loan Bank on a daily basis. The outstanding principal shall be due daily but the portion not repaid will be automatically renewed. At December 31, 2008, there was $3.5 million outstanding under this line and there were no advances as of December 31, 2009. The weighted average interest rate on the outstanding principal balance was 4.20% at December 31, 2008.

Federal Home Loan Bank advances are collateralized by a blanket lien on Westfield Financial's residential real estate loans and certain mortgage-back securities.

Customer Repurchase Agreements – The following table summarizes information regarding repurchase agreements:

	Years Ended December 31,	
	2009	2008
	(Dollars in thousands)	
Balance outstanding, end of year	$ 16,499	$ 21,274
Maximum amount outstanding at any month end during year	25,834	21,693
Average amount outstanding during year	22,835	18,079
Weighted average interest rate, end of year	1.29%	1.40%
Amortized cost of collateral pledged, end of year (1)	37,640	35,317
Fair value of collateral pledged, end of year (1)	39,376	37,338

(1)Includes collateral pledged toward $5.0 million in long-term customer repurchase agreements.

Westfield Financial's repurchase agreements are collateralized by government-sponsored enterprises and certain mortgage-backed securities. The weighted average interest rate on the pledged collateral was 4.92% and 4.97% at December 31, 2009 and 2008, respectively.

8. LONG-TERM DEBT

Federal Home Loan Bank Advances – The following fixed rate advances are collateralized by a blanket lien on Westfield Financial's residential real estate loans and certain mortgage-backed securities.

	Amount December 31,		Weighted Average Rate December 31,	
	2009	**2008**	**2009**	**2008**
Year of Maturity	(In thousands)			
2009	$ -	$ 45,000	- %	4.2 %
2010	25,000	40,000	2.6	4.3
2011	21,650	5,000	2.1	3.5
2012	39,150	20,000	3.6	4.6
2013	16,650	-	3.1	-
2014	15,000	5,000	3.8	5.0
2015	10,000	-	3.8	-
Total advances	$ 127,450	$ 115,000	3.1 %	4.3 %

At December 31, 2009, Westfield Financial had $20.0 million in Federal Home Loan Bank of Boston advances callable in March 2010 with a weighted average rate of 3.89%.

Customer Repurchase Agreements-At December 31, 2009 Westfield Financial had one long-term customer repurchase agreement for $5.0 million with a rate of 2.50% and a final maturity in 2009 . There were no long-term customer repurchase agreements in 2008.

Securities Sold Under Agreements to Repurchase – The following securities sold under agreements to repurchase mature on a daily basis and are secured by government sponsored enterprise securities with a carrying value of $90.7 million.

	Amount December 31,		Weighted Average Rate December 31,	
	2009	**2008**	**2009**	**2008**
Year of Maturity	(In thousands)			
2013	$ 14,800	$ 9,800	2.5 %	2.4 %
2014	28,000	-	3.1	-
2018	38,500	48,500	2.7	2.7
Total advances	$ 81,300	$ 58,300	2.8 %	2.6 %

At December 31, 2009, Westfield Financial had $48.3 million in callable securities sold under agreements to repurchase. At December 31, 2009, the years in which securities sold under agreements to repurchase are callable are as follows:

	Amount (In thousands)	Weighted Average Rate
2010	$ 28,800	2.3%
2011	9,500	2.9
2012	10,000	3.1
	$ 48,300	2.6%

9. STOCK PLANS AND EMPLOYEE STOCK OWNERSHIP PLAN

Stock Options - Under Westfield Financial's 2002 Stock Option Plan and 2007 Stock Option Plan, Westfield Financial may grant options to its directors, officers, and employees of up to 1,631,682 shares and 1,560,101, respectively, shares of common stock, of which 1,631,682 and 1,400,869, respectively, are currently issued and outstanding. Both incentive stock options and non-statutory stock options may be granted under the plan. The exercise price of each option equals the market price of Westfield Financial's stock on the date of grant with a maximum term of ten years. All options currently outstanding vest at 20% per year.

The fair value of each option grant is estimated on the date of grant using the binomial option pricing model with the following weighted average assumptions:

Options granted in 2009:	
Expected dividend yield	6.35 %
Expected volatility	36.09 %
Risk-free interest rate	2.78 %
Expected life	10 years

	Granted Under 2002 Stock Option Plan	Granted Under 2007 Stock Option Plan
Options granted in 2007:		
Expected dividend yield low	1.98 %	1.99 %
Expected dividend yield high	3.00 %	3.00 %
Expected volatility	16.39 %	20.39 %
Risk-free interest rate	4.83 %	4.53 %
Expected life	10 years	10 years

No stock options were granted in 2008.

The expected volatility is based on historical volatility. The risk-free rates for period consistent with the expected term of the awards are based on the U.S. Treasury yield curve in effect at the time of grant. The expected term is based on historical exercise. The dividend yield assumption is based on Westfield Financial's history and expectation of dividend payouts.

A summary of the status of Westfield Financial's stock options at December 31, 2009 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at December 31, 2008	2,276,223	$ 8.15		
Granted	52,500	9.93		
Exercised	(102,378)	4.39		
Forfeited	(3,333)	10.04		
Outstanding at December 31, 2009	2,223,012	8.36	6.2	$ 2,542
Exercisable at December 31, 2009	1,302,094	7.17	5.1	$ 2,542

The weighted average fair value of the options granted in 2009 and 2007 was $2.36 and $2.67 per option, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 was $502,000, $2.4 million and $57,000, respectively. Cash received for options exercised during the years ended December 31, 2009, 2008, and 2007 was $449,000, $1.9 million, and $42,000, respectively.

For the years ended December 31, 2009, 2008, and 2007, share-based compensation expense applicable to stock options was $899,000, $770,000, and $418,000, respectively, and a related tax benefit of $242,000, $185,000, and $101,000, respectively.

At December 31, 2009, total unrecognized share-based compensation cost related to unvested stock options was $2.2 million. This amount is expected to be recognized over a weighted average period of 2.8 years.

Restricted Stock Awards – During 2002 and 2007, Westfield Financial adopted equity incentive plans under which 652,664 and 624,041 shares, respectively, were reserved for issuance as restricted stock awards to directors and employees. Of these totals, 652,664 and 580,100 shares, respectively, are currently issued and outstanding. Shares issued upon vesting may be either authorized but unissued shares or reacquired shares held by Westfield Financial. Any shares not issued because vesting requirements are not met will again be available for issuance under the plans. Shares awarded vest ratably over five years. The fair market value of shares awarded, based on the market price at the date of grant, is recorded as unearned compensation and amortized over the applicable vesting period.

A summary of the status of unvested restricted stock awards at December 31, 2009 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2008	465,192	$ 10.04
Shares granted	22,000	9.34
Shares vested	(127,719)	10.02
Shares forfeited	(900)	10.04
Balance at December 31, 2009	358,573	10.00

Westfield Financial recorded total expense for restricted stock awards of $1.3 million, $1.2 million, and $751,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Tax benefits related to equity incentive plan expense were $5,000 and $42,000 for the years ended December 31, 2009 and 2007, respectively. A tax shortfall of $11,000 related to this expense was recognized for the year ended December 31, 2008. Unrecognized compensation cost for stock awards was $3.2 million at December 31, 2009, with a remaining life of 2.9 years.

In 2007, 559,000 restricted stock awards were granted, having a fair value of $10.04 per share. No restricted stock awards were grated in 2008. Total fair value of the stock awards vested was $1.3 million, $1.2 million and $477,000 for the years ended December 31, 2009, 2008 and 2007.

Employee Stock Ownership Plan - Westfield Financial established an Employee Stock Ownership Plan (the "ESOP") for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. In January 2002, as part of the initial stock conversion, Westfield Financial provided a loan to the Westfield Financial Employee Stock Ownership Plan Trust which was used to purchase 8%, or 1,305,359 shares, of the common stock sold in the initial public offering.

In January 2007, as part of the second step stock conversion, Westfield Financial provided a loan to the Westfield Financial Employee Stock Ownership Plan Trust which was used to purchase 4.0%, or 736,000 shares, of the 18,400,000 shares of common stock sold in the offering. The 2002 and 2007 loans bear interest equal to 8.0% and provide for annual payments of interest and principal.

At December 31, 2009 the remaining principal balance is payable as follows:

Year Ending December 31,	Amount
2010	$ 446,782
2011	446,782
2012	446,782
2013	446,782
2014	446,782
Thereafter	8,821,957
	$ 11,055,867

Westfield Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loans. The loans are secured by the shares purchased, which are held in a suspense account for allocation among the participants as the loans are paid. Total compensation expense applicable to the ESOP amounted to $824,000, $920,000, and $973,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Shares held by the ESOP include the following at December 31, 2009 and 2008:

	2009	2008
Allocated	437,626	361,644
Committed to be allocated	91,493	93,947
Unallocated	1,459,973	1,551,466
	1,989,092	2,007,057

Cash dividends declared and received on allocated shares are allocated to participants and charged to retained earnings. Cash dividends declared and received on unallocated shares are held in suspense and are applied to repay the outstanding debt of the ESOP. The fair value of unallocated shares was $12.0 million and $16.0 million at December 31, 2009 and 2008, respectively. ESOP shares are considered outstanding for earnings per share calculations as they are committed to be allocated. Unallocated ESOP shares are excluded from earnings per share calculations. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

10. RETIREMENT PLANS AND EMPLOYEE BENEFITS

Pension Plan - Westfield Financial provides basic and supplemental pension benefits for eligible employees through the SBERA Pension Plan (the "Plan"). Employees must work a minimum of 1,000 hours per year to be eligible for the Plan. Eligible employees become vested in the Plan after five years of service.
The following table provides information for the Plan at or for the years ended December 31:

	Years Ended December 31,		
	2009	**2008**	**2007**
		(In thousands)	
Change in benefit obligation:			
Benefit obligation, beginning of year	$ 12,698	$ 10,804	$ 10,103
Service cost	862	817	701
Interest	730	756	581
Actuarial loss (gain)	26	628	(419)
Benefits paid	(259)	(307)	(162)
Benefit obligation, end of year	14,057	12,698	10,804
Change in plan assets:			
Fair value of plan assets, beginning of year	8,445	9,504	8,081
Actual return (loss) on plan assets	1,607	(2,423)	1,049
Employer contribution	-	1,671	536
Benefits paid	(259)	(307)	(162)
Fair value of plan assets, end of year	9,793	8,445	9,504
Funded status and accrued benefit, end of year	$ 4,264	$ 4,253	$ 1,300
Accumulated benefit obligation, end of year	$ 7,579	$ 6,824	$ 5,941

The following actuarial assumptions were used in determining the pension benefit obligation for the years ended December 31:

	December 31,	
	2009	**2008**
Discount rate	5.50 %	5.75 %
Rate of compensation increase	5.00	5.00

Net pension cost includes the following components for the years ended December 31:

	2009	2008	2007
		(In thousands)	
Service cost	$ 862	$ 817	$ 701
Interest cost	730	756	581
Expected return on assets	(676)	(887)	(646)
Actuarial loss (gain)	137	(45)	(1)
Transition asset	(12)	(13)	(12)
Net periodic pension cost	$ 1,041	$ 628	$ 623

The following actuarial assumptions were used in determining the service costs for the years ended December 31:

	Years Ended December 31,		
	2009	2008	2007
Discount rate	5.75 %	6.00 %	5.75 %
Expected return on plan assets	8.00	8.00	8.00
Rate of compensation increase	5.00	5.00	5.00

The expected long term rate of return on plan assets is based on prevailing yields of high quality fixed income investments increased by a premium of 3% to 5% for equity investments. Westfield Financial expects to contribute up to $600,000 to its pension plan in 2010.

The fair value of major categories of Westfield Financial's pension plan assets are summarized below:

	December 31, 2009			
Plan Assets	Level 1	Level 2	Level 3	Fair Value
		(In thousands)		
Cash and cash equivalents	$ 362	$ -	$ -	$ 362
Collective funds	613	3,880	-	4,493
Equity securities	2,714	-	-	2,714
Mutual funds	744	58	-	802
Hedge funds	-	-	374	374
Short-term investments	-	1,048	-	1,048
	$ 4,433	$ 4,986	$ 374	$ 9,793

The plan assets measured at fair value in Level 1 are based on quoted market prices in an active exchange market. Plan assets measured at fair value in Level 2 are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. Plan assets measured at fair value in Level 3 are based on unobservable inputs, which include assumptions and the best information under the circumstance.

The asset of liability's fair value measurement level within fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan reports bonds and other obligations, short-term investments and equity securities at fair value based on published quotations. Collective funds and hedgefunds (Funds) are valued in accordance with valuations provided by such Funds, which generally value marketable equity securities at the last reported sales price on the valuation date and other investments at fair value, as determined by each Fund's manager.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	(In thousands)
Balance at December 31, 2008	$ 337
Unrealized appreciation	37
Balance at December 31, 2009	$ 374

The defined benefit plan offers a common and collective trust as the underlying investment structure for its retirement structure for the pension plan. The target allocation mix for the pension plan for 2009 was an equity-based investment deployment range from 40% to 64% of total portfolio assets. The remainder of the portfolio is allocated to fixed income from 15% to 25% and other investments including global asset allocation and hedge funds from 20% to 36%. The investment objective is to diversify investments across a spectrum of investment types to limit risks from large market swings.

Trustees of SBERA select investment managers for the portfolio and a special investment advisory firm is retained to provide allocation analysis. The overall investment objective is to diversify equity investments across a spectrum of types, small cap, large cap and international, along with investment styles such as growth and value.

Westfield Financial estimates that the benefits to be paid from the pension plan for years ended December 31 are as follows:

Year	**Benefit Payments to Participants** (In thousands)
2010	$ 1,432
2011	697
2012	755
2013	218
2014	891
In Aggregate for 2015 – 2019	3,039
	$ 7,032

Postretirement Benefits - Westfield Financial provided postretirement life insurance benefits to employees based on the employee's salary at time of retirement. As of December 31, 2009 and 2008, the accrued liability recorded in other liabilities on the consolidated balance sheets amounted to $407,000 and $399,000, respectively. Total expense associated with this plan amounted to $26,000, $25,000 and $19,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

In 2007, Westfield Financial curtailed its postretirement life insurance benefits for active employee to offset rising compensation costs. The curtailment resulted in a pre-tax gain of $315,000.

Supplemental Retirement Benefits - Westfield Financial provides supplemental retirement benefits to certain key officers. At December 31, 2009 and 2008, Westfield Financial had accrued $183,000 and $2.6 million, respectively, relating to these benefits. Amounts charged to expense were $127,000, $347,000, and $350,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

401(k) - Employees are eligible to participate in a 401(k) plan. Westfield Financial makes a matching contribution of 50% with respect to the first 6% of each participant's annual earnings contributed to the plan. Westfield Financial's contributions to the plan were $171,000, $169,000 and $161,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

11. REGULATORY CAPITAL

Westfield Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Westfield Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Westfield Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to savings and loan holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Westfield Financial and Westfield Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), Tier 1 capital (as defined) to average assets (as defined) and of tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2009 and 2008, that Westfield Financial and Westfield Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Office of Thrift Supervision categorized Westfield Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" Westfield Bank must maintain minimum total risk-based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Westfield Bank's category. Westfield Financial's and Westfield Bank's actual capital ratios as of December 31, 2009 and 2008 are also presented in the table.

	Actual		Minimum for Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2009						
Total Capital *(to Risk Weighted Assets)*:						
Consolidated	$ 257,209	38.07 %	$ 54,052	8.00 %	N/A	
Bank	236,940	35.29	53,706	8.00	$ 67,132	10.00 %
Tier 1 Capital *(to Risk Weighted Assets)*:						
Consolidated	249,564	36.94	27,026	4.00	N/A	-
Bank	230,109	34.28	26,853	4.00	40,279	6.00
Tier 1 Capital *(to Adjusted Total Assets)*:						
Consolidated	249,564	20.92	47,713	4.00	N/A	-
Bank	230,109	19.56	47,059	4.00	58,824	5.00
Tangible Equity *(to Tangible Assets)*:						
Consolidated	N/A	-	N/A	-	N/A	-
Bank	230,109	19.56	17,647	1.50	N/A	-

December 31, 2008

Total Capital *(to Risk Weighted Assets)*:									
Consolidated	$ 276,857	42.56	%	$ 52,042	8.00	%	N/A		
Bank	226,314	35.55		50,930	8.00		$ 63,662	10.00	%
Tier 1 Capital *(to Risk Weighted Assets)*:									
Consolidated	268,725	41.31		26,021	4.00		N/A	-	
Bank	219,744	34.52		25,465	4.00		38,197	6.00	
Tier 1 Capital *(to Adjusted Total Assets)*:									
Consolidated	268,725	23.97		44,836	4.00		N/A	-	
Bank	219,744	20.51		42,854	4.00		53,567	5.00	
Tangible Equity *(to Tangible Assets)*:									
Consolidated	N/A			N/A	-		N/A	-	
Bank	219,744	20.51		16,070	1.50		N/A	-	

In January 2008, Westfield Financial announced that the Board of Directors had approved a share repurchase program (the "Repurchase Program") which authorized the repurchase of up to 3,194,000 shares or ten percent of its outstanding shares of common stock, continuing until its completion. At December 31, 2009, Westfield Financial had 588,848 shares remaining to be purchased under this program.

Westfield Financial and Westfield Bank are subject to dividend restrictions imposed by various regulators, including a limitation on the total of all dividends that Westfield Bank may pay to Westfield Financial in any calendar year, to an amount that shall not exceed Westfield Bank's net income for the current year, plus Westfield Bank's net income retained for the two previous years, without regulatory approval. In addition, Westfield Bank may not declare or pay dividends on, and Westfield Financial may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements. At December 31, 2009 and 2008, Westfield Bank's retained earnings available for payment of dividends was $12.3 million and $20.4 million, respectively. Accordingly, $54.1 million and $52.0 million of Westfield Financial's equity in net assets of Westfield Bank were restricted at December 31, 2009 and 2008, respectively.

The only funds available for the payment of dividends on the capital stock of Westfield Financial will be cash and cash equivalents held by Westfield Financial, dividends paid from Westfield Bank to Westfield Financial, and borrowings. Westfield Bank will be prohibited from paying cash dividends to Westfield Financial to the extent that any such payment would reduce Westfield Bank's capital below required capital levels.

The following is a reconciliation of Westfield Financial's GAAP capital to regulatory Tier 1 and total capital:

	December 31,	
	2009	2008
	(In thousands)	
Consolidated GAAP capital	$ 247,299	$ 259,919
Unrealized losses on certain available for sale securities, net of tax	913	6,779
Unrealized losses on defined benefit pension plan	1,352	2,027
Tier 1 Capital	249,564	268,725
Plus: Allowance for loan losses	7,645	8,132
Total Regulatory Capital	$ 257,209	$ 276,857

12. INCOME TAXES

Income taxes consist of the following:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Current tax provision:			
Federal	$ 1,213	$ 2,774	$ 3,612
State	166	119	384
Total	1,379	2,893	3,996
Deferred tax (benefit) provision:			
Federal	(108)	(1,153)	(136)
State	(4)	55	(48)
Total	(112)	(1,098)	(184)
Total	$ 1,267	$ 1,795	$ 3,812

The reasons for the differences between the statutory federal income tax rate and the effective rates are summarized below:

	Years Ended December 31,		
	2009	2008	2007
Statutory federal income tax rate	34.0 %	34.0 %	34.0 %
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	1.6	1.3	1.8
Tax exempt income	(7.1)	(5.8)	(4.0)
Bank-owned life insurance	(7.7)	(5.7)	(3.6)
Dividends received deduction	-	(0.1)	(0.1)
Other, net	(2.0)	(2.5)	2.4
Effective tax rate	18.8 %	21.2 %	30.5 %

Cash paid for income taxes for the years ended December 31, 2009, 2008, and 2007 was $1.8 million, $3.4 million, and $3.8 million, respectively.

The tax effects of each item that gives rise to deferred taxes are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Net unrealized loss on securities available for sale	$ 742	$ 4 ,032
Defined benefit plan	695	1,043
Allowance for loan losses	2,599	2,991
Employee benefit and share-based compensation plans	2,094	2,060
Other-than-temporary impairment write-down	531	436
Other	334	(41)
Net deferred tax asset	$ 6,995	$ 10,521

The federal income tax reserve for loan losses at the Bank's base year is $5.8 million. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used, limited to the amount of the reserve, would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve solely to absorb loan losses, a deferred tax liability of $2.4 million has not been provided.

13. TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Westfield Financial has had, and expects to have in the future, loans with its directors and executive officers. Such loans, in the opinion of management do not include more than the normal risk of collectability or other unfavorable features. Following is a summary of activity for such loans:

	Years Ended December 31,	
	2009	2008
	(In thousands)	
Balance, beginning of year	$ 15,539	$ 12,893
Principal distributions	4,061	7,457
Repayments of principal	(1,974)	(4,811)
Balance, end of year	$ 17,626	$ 15,539

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, various commitments and contingent liabilities are outstanding, such as standby letters of credit and commitments to extend credit with off-balance-sheet risk that are not reflected in the consolidated financial statements. Financial instruments with off-balance-sheet risk involve elements of credit, interest rate, liquidity and market risk.

Management does not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments and other commitments and contingent liabilities at their contract amounts:

	December 31,	
	2009	2008
	(In thousands)	
Commitments to extend credit:		
Unused lines of credit	$ 78,173	$ 69,222
Loan commitments	13,482	16,826
Existing construction loan agreements	882	1,079
Standby letters of credit	3,745	5,946

Westfield Financial uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Westfield Financial evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Westfield Financial upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by Westfield Financial that guarantees the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2009, outstanding commitments to extend credit totaled $96.3 million, with $9.6 million in fixed rate commitments with interest rates ranging from 4.25% to 12.00% and $86.7 million in variable rate commitments. At December 31, 2008, outstanding commitments to extend credit totaled $93.1 million, with $9.2 million in fixed rate commitments with interest rates ranging from 6.00% to 12.00% and $83.9 million in variable rate commitments.

In the ordinary course of business, Westfield Financial is party to various legal proceedings, none of which, in the opinion of management, will have a material effect on Westfield Financial's consolidated financial position or results of operations.

Westfield Financial leases facilities and certain equipment under cancelable and noncancelable leases expiring in various years through the year 2046. Certain of the leases provide for renewal periods for up to forty years at the discretion of Westfield Financial. Rent expense under operating leases was $481,000, $401,000, and $363,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Aggregate future minimum rental payments under the terms of non-cancelable operating leases at December 31, 2009, are as follows:

Year Ending December 31,	Amount (In thousands)
2010	$ 538
2011	536
2012	440
2013	431
2014	429
Thereafter	10,296
	$ 12,670

15. CONCENTRATIONS OF CREDIT RISK

Most of Westfield Financial's loans consist of residential and commercial real estate loans located in Western Massachusetts. As of December 31, 2009 and 2008, Westfield Financial's residential and commercial related real estate loans represented 68.9% and 67.1% of total loans, respectively. Westfield Financial's policy for collateral requires that the amount of the loan may not exceed 100% and 85% of the appraised value of the property for residential and commercial real estate, respectively, at the date the loan is granted. For residential loans, in cases where the loan exceeds 80%, private mortgage insurance is typically obtained for that portion of the loan in excess of 80% of the appraised value of the property.

16. FAIR VALUE OF ASSETS AND LIABLITIES

Determination of Fair Value

Westfield Financial uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for Westfield Financial's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Methods and assumptions for valuing Westfield Financial's financial instruments are set forth below. Estimated fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction cost.

Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

Interest-bearing deposits in banks - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current market rates for similar types of deposits.

Securities and mortgage-backed securities - The securities measured at fair value in Level 1 are based on quoted market prices in an active exchange market. These securities include marketable equity securities. All other securities are measured at fair value in Level 2 and are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. These securities include government sponsored enterprise obligations, state and municipal obligations, residential mortgage-backed securities guaranteed and sponsored by the U.S. government or an agency thereof, and private label residential mortgage-backed securities.

Federal Home Loan Bank and other stock - These investments are carried at cost which is their estimated redemption value.

Loans receivable - For adjustable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest - The carrying amounts of accrued interest approximate fair value.

Deposit liabilities - The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings - For short-term borrowings maturing within ninety days, carrying values approximate fair values.

Long-term debt - The fair values of Westfield Financial's long-term debt are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Commitments to extend credit - The stated value of commitments to extend credit approximates fair value as the current interest rates for similar commitments do not differ significantly. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Such differences are not considered significant.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Securities available for sale:				
Mutual funds	$ 5,037	$ 1,452	$ -	$ 6,489
Common and preferred stock	59	-	-	59
Government-sponsored agency debt	-	10,698	-	10,698
State and municipal	-	2,070	-	2,070
Government-sponsored residential mortgage-backed	-	290,248	-	290,248
U.S. Government guaranteed residential mortgage-backed	-	1,047	-	1,047
Private-label residential mortgage-backed	-	8,510	-	8,510
Total assets	$ 5,096	$ 314,025	$ -	$ 319,121

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Securities available for sale	$ 6,127	$ 18,269	$ -	$ 24,396
Mortgage-backed securities available for sale	-	233,747	-	233,747
Total assets	$ 6,127	$ 252,016	$ -	$ 258,143

Assets Measured at Fair Value on a Non-recurring Basis

Westfield Financial may also be required, from time to time, to measure certain other financial assets on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2009 and 2008.

	At December 31, 2009 (In thousands)			Year Ended December 31, 2009
	Level 1	**Level 2**	**Level 3**	**Total Gains (Losses)**
Impaired loans	$ -	$ -	$ 3,575	$ (875)
Total assets	$ -	$ -	$ 3,575	$ (875)

	At December 31, 2008 (In thousands)			Year Ended December 31, 2008
	Level 1	**Level 2**	**Level 3**	**Total Gains (Losses)**
Impaired loans	$ -	$ -	$ 4,809	$ (2,286)
Total assets	$ -	$ -	$ 4,809	$ (2,286)

Losses applicable to write-downs of impaired loans are based on the appraised value of the underlying collateral discounted as necessary, as foreclosure of these loans is imminent.

Westfield Financial does not measure any liabilities at fair value on a recurring or non-recurring basis on the consolidated balance sheets.

Summary of Fair Values of Financial Instruments

The estimated fair values of the Westfield Financial's financial instruments at December 31 are as follows:

	2009		2008	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 28,719	$ 28,719	$ 56,533	$ 56,333
Securities:				
Available for sale	19,316	19,316	24,396	24,396
Held to maturity	69,244	72,364	79,303	82,491
Mortgage backed securities:				
Available for sale	299,805	299,805	233,747	233,747
Held to maturity	225,767	231,255	168,332	168,716
Federal Home Loan Bank of Boston and other restricted stock	10,339	10,339	8,456	8,456
Loans - net	469,149	474,554	472,135	492,121
Accrued interest receivable	5,198	5,198	5,261	5,261
Liabilities:				
Deposits	647,975	649,473	588,029	591,244
Short-term borrowings	74,499	74,499	49,824	49,824
Long-term debt	213,845	214,669	173,300	177,567
Accrued interest payable	730	730	762	762

Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Westfield Financial's entire holdings of a particular financial instrument. Where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.

17. SEGMENT INFORMATION

Westfield Financial has one reportable segment, "Community Banking." All of Westfield Financial's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of Westfield Financial supports the others. For example, commercial lending is dependent upon the ability of Westfield Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of Westfield Financial as one operating segment or unit.

Westfield Financial operates only in the U.S. domestic market, primarily in Western Massachusetts. For the years ended December 31, 2009, 2008 and 2007, there is no customer that accounted for more than 10% of Westfield Financial's revenue.

18. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed balance sheets of the Westfield Financial parent company are as follows:

	December 31,	
	2009	2008
	(In thousands)	
ASSETS:		
Due from banks	$ 5,237	$ 2,700
Federal funds sold	-	10,518
Securities held to maturity	1,882	6,885
Mortgage-backed securities held to maturity	35	9,937
Mortgage-backed securities available for sale	8,130	13,503
Investment in subsidiaries	227,680	212,277
Other assets	4,371	4,227
TOTAL ASSETS	247,335	260,047
LIABILITIES AND EQUITY:		
Liabilities	36	128
Equity	247,299	259,919
TOTAL LIABILITIES AND EQUITY	$ 247,335	$ 260,047

The condensed statements of income for the Westfield Financial parent company are as follows:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
INCOME (LOSS):			
Interest income from securities	$ 1,499	$ 2,231	$ 2,605
Interest income from federal funds sold	4	290	1,559
(Loss) gain on sale of securities, net	(2,079)	303	-
Other income	6	9	9
Total (loss) income	(570)	2,833	4,173
OPERATING EXPENSE:			
Salaries and employee benefits	3,100	2,857	2,200
Other	470	491	493
Total operating expense	3,570	3,348	2,693
(LOSS) INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES AND INCOME TAXES	(4,140)	(515)	1,480
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	8,311	7,144	7,882
NET INCOME BEFORE TAXES	4,171	6,629	9,362
INCOME TAX BENEFIT	(1,288)	(62)	662
NET INCOME	$ 5,459	$ 6,691	$ 8,700

The condensed statements of cash flows of the Westfield Financial parent company are as follows:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
OPERATING ACTIVITIES:			
Net Income	$ 5,459	$ 6,691	$ 8,700
Equity in undistributed earnings of subsidiaries	(8,311)	(7,144)	(7,882)
Net amortization of premiums and discounts on securities	39	10	21
Net realized securities losses (gains)	2,079	(303)	-
Change in other liabilities	(92)	1	55
Change in other assets	(789)	414	(1,565)
Other, net	2,610	2,327	2,780
Net cash provided by operating activities	995	1,996	2,109
INVESTING ACTIVITIES:			
Purchase of securities	(5,276)	-	(58,179)
Proceeds from principal collections	10,509	5,331	4,395
Sale of securities	4,394	18,414	-
Transfer of stock offering proceeds to subsidiaries	-	-	(90,797)
Net cash provided (used) by investing activities	9,627	23,745	(144,581)
FINANCING ACTIVITIES:			
Cash dividends paid	(14,595)	(17,945)	(12,075)
Purchase of common stock for equity incentive plan	-	-	(6,075)
Capital contribution pursuant to dissolution of MHC	-	-	2,713
Common stock repurchased	(13,690)	(10,483)	-
Net capital distribution from subsidiaries	9,078	-	-
Exchange of common stock pursuant to reorganization	-	-	(320)
Excess tax benefit from share-based compensation	155	334	222
Issuance of common stock in connection with stock option exercises	449	1,901	42
Other, net	-	-	(738)
Net cash used by financing activities	(18,603)	(26,193)	(16,231)
DECREASE IN CASH AND CASH EQUIVALENTS	(7,981)	(452)	(158,703)
CASH AND CASH EQUIVALENTS:			
Beginning of year	13,218	13,670	172,373
End of year	$ 5,237	$ 13,218	$ 13,670

19. OTHER NONINTEREST EXPENSE

There is no item that as a component of other noninterest expense exceeded 1% of the aggregate of total interest income and noninterest income for the years ended December 31, 2009, 2008 and 2007, respectively.

20. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 13,102	$ 12,975	$ 13,298	$ 13,155
Interest expense	5,084	5,169	5,056	4,713
Net interest and dividend income	8,018	7,806	8,242	8,442
Provision for loan losses	1,150	590	620	1,540
Noninterest income	1,060	1,098	951	967
Total other-than-temporary impairment losses in securities	-	-	(1,343)	(411)
Portion of impairment losses recognized in accumulated other comprehensive loss	-	-	1,157	319
Net impairment losses recognized in income	-	-	(186)	(92)
Loss on sales of premises and equipment, net	(8)	-	-	-
Loss on prepayment of borrowings	-	(142)	-	-
Loss on disposal of OREO	-	-	(110)	-
Gain (loss) on sales of securities, net	87	122	(774)	182
Noninterest expense	6,408	7,007	6,064	5,558
Income before income taxes	1,599	1,287	1,439	2,401
Income taxes	394	214	197	462
Net income	1,205	1,073	1,242	1,939
Basic earnings per share	$ 0.04	$ 0.04	$ 0.04	$ 0.07
Diluted earnings per share	$ 0.04	$ 0.04	$ 0.04	$ 0.06

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 13,769	$ 13,547	$ 13,504	$ 13,236
Interest expense	6,061	5,594	5,405	5,244
Net interest and dividend income	7,708	7,953	8,099	7,992
Provision for loan losses (1)	175	240	275	2,763
Noninterest income	875	932	964	954
Total other-than-temporary impairment losses in securities	(310)	-	(651)	(322)
Portion of impairment losses recognized in accumulated other comprehensive loss	-	-	-	-
Net impairment losses recognized in income	(310)	-	(651)	(322)
Gain on sales of securities, net	300	19	486	273
Noninterest expense	5,784	5,733	5,783	6,033
Income before income taxes	2,614	2,931	2,840	101
Income taxes	753	811	793	(562)
Net income	$ 1,861	$ 2,120	$ 2,047	$ 663
Basic earnings per share	$ 0.06	$ 0.07	$ 0.07	$ 0.02
Diluted earnings per share	$ 0.06	$ 0.07	$ 0.07	$ 0.02

(1) The fourth quarter provision for loan losses includes a specific valuation allowance of $1.9 million relating to a single commercial loan relationship deemed to be impaired.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Westfield Financial, Inc.

We have audited Westfield Financial, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Westfield Financial Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Also, because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of Westfield Financial, Inc.'s internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and the Office of Thrift Supervision Instructions for Thrift Financial Reports. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Westfield Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the December 31, 2009 consolidated financial statements of Westfield Financial, Inc. and our report dated March 12, 2010 expressed an unqualified opinion.

Wolf & Company, P.C.

Boston, Massachusetts
March 12, 2010

2009 OFFICERS AND DIRECTORS

Executive Officers

James C. Hagan
President
and Chief Executive Officer

Allen J. Miles
Executive Vice President
and Senior Lender

Leo R. Sagan, Jr.
Chief Financial Officer

Gerald P. Ciejka
Vice President
and General Counsel

Financial Division

Michael J. Janosco, Jr.
Chief Investment Officer

Meghan Hibner
Assistant Vice President
Controller

Administration

Alice M. Babcock
Vice President
Branch Administration
and Marketing

Karen A. Kieda
Vice President, Operations

Deborah J. McCarthy
Vice President, Operations
and Information Systems

Judith St. Pierre
Assistant Vice President
Retirement Services

Linda Swartz
Assistant Vice President
Security

Nancy Vehr
Assistant Vice President
Audit and Compliance

Andrew Weibel
Assistant Vice President
Information Systems

Lending Division

Mark W. Baran
Vice President
Credit Administration

Bernard Donnelly
Vice President
Commercial Lending

Bruce H. Eger
Vice President
Commercial Lending

Louis O. Gorman III
Vice President
Credit Administration

Richard Hanchett
Vice President
Commercial Lending

Michael J. Harrington
Vice President
Commercial Lending

Rebecca S. Kozaczka
Vice President
Residential Lending

Lauri Lavell
Vice President
Commercial Services

Jay Seyler
Vice President
Commercial Lending

Sharon Czarnecki
Assistant Vice President
Commercial Lending

William A. Judd
Assistant Vice President
Credit Administration

Diane C. Miemiec
Assistant Vice President
Commercial Lending

Clerk of the Corporation

Gerald P. Ciejka
Vice President and
General Counsel

Directors

Victor J. Carra
Retired Executive
Vice President
Westfield Bank

David C. Colton, Jr.
Independent Insurance
Consultant

Robert T. Crowley, Jr. CPA
Partner
Downey, Sweeney,
Fitzgerald & Co., P.C.

James C. Hagan
President and
Chief Executive Officer

Harry C. Lane
President
John S. Lane & Son, Inc.

Mary C. O'Neil
Retired (5.21.09)
Director of Development
and Marketing
Noble Health Systems

Richard C. Placek
President
Commercial Distributing
Company

Paul R. Pohl
President and Owner
Chemi-Graphic, Inc.

Philip R. Smith, Esq.
Partner
Bacon Wilson PC

Charles E. Sullivan
President and Owner
Charles E. Sullivan CPA, Inc.

Donald A. Williams
Chairman of the Board

Corporate **INFORMATION**

Executive Offices

Westfield Financial, Inc.
141 Elm Street, Westfield, Massachusetts 01085
413.568.1911 www.westfieldbank.com

Annual Meeting

The Annual Meeting of the Shareholders of Westfield Financial, Inc. will be held on Thursday, May 27, 2010 at ten o'clock in the morning at School Street Bistro, 29 School Street, Westfield, Massachusetts.

Independent Auditors

Wolf & Company, P.C.
1500 Main Street, Springfield, Massachusetts 01115

Counsel

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW, Washington, DC 20004
202.637.5600

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ 07016-3572

Shareholder Relations

Westfield Financial, Inc. shareholders and the public are encouraged to contact us with any questions or comments. Questions pertaining to the material presented in this report and requests for a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission should be directed to:

Leo R. Sagan, Jr., *Chief Financial Officer*
141 Elm Street, Westfield, Massachusetts 01085
413.568.1911

Common Stock Listing

Westfield Financial, Inc. common stock is listed on the NASDAQ Stock Exchange and is traded under the symbol "WFD".